SWIRE PACIFIC



Delivering Value







INTERIM REPORT 2004

INFORMATION FOR INVESTORS

Registered Office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

Website: http://www.computershare.com.hk

Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

Website : www.adrbny.com
E-mail : ADR@bankofny.com

(Toll free) : 1-888-BNY-ADRS (1-888-269-2377)
Fax : 1-212-571-3050

Stock Codes	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlement of 'A' and 'B' shareholders are in the proportion 5 to 1.

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail : publicaffairs@swirepacific.com
Tel : (852) 2840-8098
Fax : (852) 2526-9365
Website : http://www.swirepacific.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

CONTENTS

This interim report is printed on recycled paper Design: Format Limited www.format.com.hk

FINANCIAL HIGHLIGHTS

	Note	Six months ended 30th June		Year ended 31st December
		2004 **HK$M**	2003 HK$M	2003 HK$M
Turnover		**8,491**	7,240	17,568
Operating profit		**2,585**	1,960	4,585
Profit attributable to shareholders		**2,952**	1,187	4,922
Cash generated from operations		**2,112**	1,942	5,333
Net cash inflow before financing		**4,104**	2,306	6,348
Shareholders' funds and minority interests		**75,033**	73,312	73,307
Consolidated net borrowings		**7,829**	13,505	10,174
		HK¢	HK¢	HK¢
Earnings per share	*1*			
'A' shares		**192.8**	77.5	321.4
'B' shares		**38.6**	15.5	64.3
		HK¢	HK¢	HK¢
Dividends per share				
'A' shares		**58.0**	32.0	134.0
'B' shares		**11.6**	6.4	26.8
		HK$	HK$	HK$
Shareholders' funds per share				
'A' shares		**45.58**	44.71	44.47
'B' shares		**9.12**	8.94	8.89
Gearing ratio – percentage	*2*	**10**	18	14
Interest cover – times	*3*	**3.92**	8.83	9.88
Cash interest cover – times	*4*	**3.32**	4.88	5.90
Dividend cover – times	*5*	**3.32**	2.42	2.40

Notes:

1. *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the period.*
2. *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
3. *Interest cover is calculated by dividing operating profit by net finance charges. In the first half of 2004 finance charges include a non-recurring net charge of HK$459 million in respect of the Taikoo Shing land premium.*
4. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
5. *Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the period.*

CHAIRMAN'S STATEMENT

Consolidated Results

The profit attributable to shareholders for the first half of 2004 was HK$2,952 million. This result was significantly higher than the figure of HK$1,187 million reported in the first half of 2003, at the time of the SARS outbreak.

Your directors have today declared interim dividends of HK¢58.0 (2003: HK¢32.0) per 'A' share and HK¢11.6 (2003: HK¢6.4) per 'B' share payable on 5th October 2004 to shareholders registered at the close of business on 20th September 2004. The share registers will be closed from 15th September to 20th September 2004, both dates inclusive.

Operating results

The Property Division produced strong operating profits in the first half with sales of investment property augmenting recurrent rental income. Although rental income from the office portfolio fell, both retail rents and contributions from hotels improved. The increase in operating profits was partly absorbed by a provision of HK$500 million for interest on land premium relating to the Taikoo Shing arbitration, resulting in attributable profits increasing 9% over the same period in 2003 to HK$1,483 million.

The Aviation Division reported an attributable profit of HK$976 million. This compares to a loss of HK$486 million in the first half of 2003 which was adversely impacted by SARS. For comparison purposes, a profit of HK$779 million was recorded in the first half of 2002. Strong traffic growth was partly tempered by significantly increased fuel costs.

The Beverages, Marine Services and Trading & Industrial Divisions' combined profits attributable to Swire Pacific grew 34% to HK$674 million with container terminal operations, Swire Pacific Offshore, Taikoo Motors, Swire Resources and Swire Coca-Cola operations in Mainland China and Taiwan accounting for the majority of the increase.

Finance

The group's financial position remains strong with gearing of 10% at 30th June 2004, and interest cover of 3.92 for the half year. Committed but undrawn facilities totalled HK$4,988 million. Since 30th June, Swire Properties has agreed to make a payment on account of the Taikoo Shing land premium in an amount of HK$2,027 million.

During the half year the Company purchased 16,075,000 shares in Cathay Pacific Airways, at a total cost of HK$225 million, increasing its ownership interest to 46.5%.

Prospects

Profits from investment property sales are likely to be lower in the second half. Net rental income for the full year will also be less than in 2003, but there are increasingly clear signs of a pick-up in demand for office space signalling a brighter outlook for 2005. The Aviation Division is enjoying strong demand and prospects for continued growth are good, although concerns remain over persistently high fuel prices. Good performances are also expected from the other divisions in the second half and, overall, your company's prospects for the full year are encouraging.

James Hughes-Hallett
Chairman
Hong Kong, 12th August 2004

Property Division

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Turnover			
Gross rental income derived from			
Offices	**808**	997	1,920
Retail	**1,094**	1,035	2,123
Residential	**100**	125	236
Other income (Note)	**42**	36	88
Property investment	**2,044**	2,193	4,367
Property trading	**274**	350	2,365
Sale of investment properties	**766**	119	833
Total turnover	**3,084**	2,662	7,565
Operating profit derived from			
Property investment	**1,450**	1,576	3,173
Property trading	**98**	103	213
Sale of investment properties	**654**	90	558
Total operating profit	**2,202**	1,769	3,944
Share of profits, before taxation, from jointly controlled and associated companies	**73**	17	66
Attributable profit	**1,483**	1,361	3,123

Note: Other income is mainly estate management fees.

Investment property portfolio – gross floor area ('000 square feet)

Location	Total	Office	Techno-centres	Retail	Residential
Pacific Place	2,887	1,559	–	711	617
TaiKoo Place	4,327	2,516	1,811	–	–
Cityplaza	2,751	1,646	–	1,105	–
Festival Walk	1,214	232	–	982	–
Others	841	183	–	585	73
Total completed	**12,020**	**6,136**	**1,811**	**3,383**	**690**
Under and pending development	3,202	3,195	–	7	–
Total	**15,222**	**9,331**	**1,811**	**3,390**	**690**

Hong Kong investment property: Gross rental income for the half year to 30th June 2004 amounted to HK$2,002 million, compared with HK$2,157 million for the corresponding period in 2003. Income from the office portfolio decreased by 19%, a reflection of the combination of low demand and abundant supply. At 30th June 2004 the vacancy rate in the office portfolio was similar to the end of 2003, at around 20%, with vacancy in Island East somewhat higher than in Hong Kong Central, but there has been a welcome pick-up in demand and rental levels in recent months.

Retail rental income increased slightly compared with the same period in 2003. Retail sales have continued to grow, fuelled both by domestic consumption and by surging tourist arrivals from the Mainland.

Construction of Three Pacific Place, comprising 630,000 square feet of office space, has recently been completed and receipt of an occupation permit is expected shortly.

Demolition work has been completed at 16 Westlands Road and site investigation work will commence shortly. Building plans have been approved for the construction of an office building of approximately 1,550,000 square feet, but no decision has yet been taken on when to proceed with this project.

Hong Kong property trading: The residential market was active during the period, with sales volumes and prices increasing sharply. Swire Properties' remaining inventory at The Orchards, Les Saisons and Seaview Crescent is now sold out with only two units at Tung Chung Crescent and 105 units at Ocean Shores remaining to be sold.

Sale of investment properties: 13 apartments and the two penthouses at The Albany were sold in the first half of 2004. 13 units remain to be sold.

Hotels: The increase in inbound visitors has had a positive impact on occupancies and room rates at the JW Marriott, Conrad Hong Kong and Island Shangri-La hotels at Pacific Place. At the Mandarin Oriental Miami results continue to improve and a small operating profit was achieved in the first half.

Mainland China: Swire Properties has signed a revised joint venture agreement to increase its stake in the Taikoo Hui mixed-use commercial development in Guangzhou to 97%. It is expected that work on the project will commence shortly.

USA: Construction is well underway at The Carbonell, a 284-unit condominium tower on Brickell Key, Miami. 274 units have been sold to date, with completion scheduled for July 2005. At Courts Brickell Key, which was completed in late 2002, three units remain to be sold. Construction at Jade Residences, where only two units are unsold, is almost complete.

Taikoo Shing arbitration: The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. In July 2003 the Court of Final Appeal refused to grant Swire Properties leave to appeal on a point of law. Following a fresh hearing held in February 2004, the arbitrator determined that the valuation dates for the purpose of quantifying the amount of land premium on the office towers should be the dates on which occupation permits were issued for each of the buildings, and that interest should be calculated at two-thirds of HIBID from those valuation dates.

Swire Properties and the Lands Department have been engaged in discussions over the past few months attempting to settle land premium figures for the Cityplaza office towers at the respective valuation dates. Those discussions continue, by mutual agreement. In the event that a settlement cannot be reached, the amount of land premium will be determined by a panel of experts.

An amount of HK$4,500 million was provided in the Swire Pacific group accounts as at 31st December 2000. Of this amount HK$250 million related to the Horizon Gardens residential scheme and HK$4,250 million related to the Cityplaza office towers. Outstanding issues on Horizon Gardens have now been fully resolved. Land premium of HK$151 million was paid in March 2001 and the interest thereon has now been determined to be HK$58 million. The provision of HK$250 million previously charged to the profit and loss account was therefore overstated, and the remaining balance of HK$41 million has been credited to the profit and loss account in the period to 30th June 2004.

In respect of the three Cityplaza office towers, whilst the valuation dates, interest rate and period for calculating premium interest have now been determined, the quantum of premium remains to be settled in accordance with the procedure outlined above. The amount of HK$4,250 million accrued previously is considered to remain more than adequate to cover Swire Pacific's total cash exposure. Swire Properties has agreed with the Lands Department to make a payment on account of premium to Government in an amount of HK$2,027 million. The quantum of premium interest payable in respect of this amount from the relevant valuation dates to 30th June 2004 at the rate determined by the arbitrator is estimated to be HK$500 million, and this amount has been charged to the profit and loss account in the period to 30th June 2004. The balance of HK$1,723 million remaining from the provision made in 2000 will be retained until the final quantum of premium and premium interest is known, and the exact allocation of any further cash payment between revaluation reserve and current year profit and loss account will only be determined at that time.

Aviation Division

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Share of profits/(losses), before taxation, from associated companies			
Cathay Pacific Group*	**848**	(500)	696
Hong Kong Aircraft Engineering Group	**121**	106	186
Hong Kong Dragon Airlines	**37**	(47)	11
Hong Kong Air Cargo Terminals	**169**	119	283
	1,175	(322)	1,176
Attributable profit/(loss)	**976**	(486)	844

* *These figures do not include Cathay Pacific Airways' share of profit from Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.*

Cathay Pacific Airways

Key Operating Highlights		Six months ended 30th June		Change
		2004	2003	
Revenue passenger kilometres ("RPK")	*Million*	**26,835**	17,277	**+55.3%**
Revenue passengers carried	*'000*	**6,404**	4,019	**+59.3%**
Passenger load factor	*%*	**76.1**	64.4	**+11.7% pts**
Passenger yield	*HK cents*	**45.7**	42.8	**+6.8%**
Cargo carried	*'000 tonnes*	**470**	406	**+15.8%**
Cargo and mail load factor	*%*	**68.7**	69.2	**-0.5% pt**
Cargo and mail yield	*HK$*	**1.72**	1.72	**–**
Cost per available tonne kilometre ("ATK")	*HK$*	**2.07**	2.09	**-1.0%**
Cost per ATK without fuel	*HK$*	**1.62**	1.70	**-4.7%**
Aircraft utilisation	*Hours per day*	**11.7**	11.1	**+5.4%**
On-time performance	*%*	**91.2**	91.7	**-0.5% pt**

Cathay Pacific Airways: The Cathay Pacific group made a profit of HK$1,771 million during the first six months of 2004. This was in marked contrast to the HK$1,241 million loss recorded in the same period last year at the time of the SARS outbreak.

Robust demand for passenger travel, particularly on long haul services, led to record first-half passenger revenue. Passenger yield increased by 6.8% to HK¢45.7, reflecting the recovery in business travel as well as currency gains from the weaker U.S. dollar.

Demand for cargo services out of Hong Kong remained buoyant throughout the period due to continued growth in re-exports from Southern China. Cargo volumes increased on the major trunk routes to Europe, Japan and the United States. Cargo yield was stable at HK$1.72.

Higher revenues were tempered by a sharp increase in fuel price which increased by 16.9% on average compared to last year. Temporary fuel surcharges were introduced for both cargo and passenger services, but these only partly offset the additional costs.

In July Cathay Pacific introduced a second daily service to New York with the launch of a non-stop flight. Additional flights were also introduced to a number of destinations in Asia, Australia and the Middle East. New freighter services will soon be launched to Munich. The airline also commenced codeshare services to Moscow with Aeroflot – Russian Airlines, and to Barcelona and Madrid from Amsterdam with **one**world partner Iberia.

Cathay Pacific placed new aircraft orders for one Boeing B747-400 freighter, two B777-300s and six Airbus A330-300 passenger aircraft for delivery from 2005 to 2007. The airline's operating fleet is expected to exceed 100 widebody aircraft by 2006 once orders for additional freighters and long haul passenger aircraft are finalised.

AHK Air Hong Kong (AHK)**:** AHK operates overnight express cargo services to four destinations in the Asia region and commenced a five times weekly service to Taipei in March with a wet-leased regional freighter.

AHK recorded a 34.2% increase in interim profit compared to the same period last year. Capacity, following an expansion of the network, rose by 43.6%. Load factor increased by 4.7 percentage points while yield decreased by 0.5%. The company will take delivery of six new A300-600 freighter aircraft in late 2004 and early 2005.

Hong Kong Aircraft Engineering Company (HAECO)**:** HAECO recorded an interim profit of HK$232 million, representing a 22% increase from the same period in 2003. The workload in the base maintenance facility has been high and the increase in the number of flights through Hong Kong International Airport led to an increase in line maintenance revenue.

Airlines typically enjoy higher aircraft utilisation during the second half of the year, and hence the market for base maintenance is expected to be a little softer in the second half of the year.

The contribution from HAECO's jointly controlled companies, Hong Kong Aero Engine Services Limited (HAESL) and Taikoo (Xiamen) Aircraft Engineering Company Limited, fell slightly to HK$119 million, due principally to a change in the mix of work performed at HAESL.

Hong Kong Dragon Airlines (Dragonair)**:** Dragonair recorded a satisfactory interim profit in 2004. The airline carried 2.1 million passengers in the first six months of 2004 with passenger load factor increasing by 10.9 percentage points to 61.3%. However, passenger yield decreased by 8.0% due to increased promotional activities.

Cargo operations have been strong in 2004. The airline carried 147,680 tonnes of cargo representing growth of 22.3% over the same period last year. Cargo yield increased by 12.8%. Cargo load factor decreased by 8.6 percentage points to 74.1%.

In April, the airline commenced passenger services to Tokyo. One A330 joined the fleet in March and as a result Dragonair had a fleet of 27 aircraft as at the end of June. One B747-200 freighter aircraft and two A320s will be delivered in the second half of 2004.

Hong Kong Air Cargo Terminals (Hactl)**:** Hong Kong Air Cargo Terminals continued to report very good results with tonnage growth of 16.4% for the first half of 2004.

Cathay Pacific Catering Services Group: The airline catering group recorded a satisfactory interim profit due to improved sales volume. However margins were still under pressure due to competition and higher food costs. The flight kitchens in both Taipei and Cebu performed well in the first half of 2004.

Hong Kong Airport Services (HAS)**:** HAS recorded a healthy interim profit as business volumes returned to normal levels.

Beverages Division

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Turnover*	**2,526**	2,306	5,136
Operating profit	**121**	90	364
Share of profits, before taxation, from jointly controlled companies	**117**	112	205
Attributable profit	**154**	113	363

* *Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$2,239 million in the first half of 2004 (2003: first half HK$1,781 million; full year HK$3,798 million).*

Segment information

	Turnover			Attributable Profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	2003 HK$M
Hong Kong	**626**	584	1,351	**37**	24	127
Taiwan	**501**	401	997	**20**	3	42
USA	**1,399**	1,321	2,788	**55**	49	142
Mainland China	**–**	–	–	**58**	49	86
Head office – costs	**–**	–	–	**(16)**	(12)	(34)
	2,526	2,306	5,136	**154**	113	363

	Six months ended 30th June 2004				
	Total	Hong Kong	Taiwan	USA	Mainland China
Sales volume (million cases)	224.4	21.7	22.1	38.1	142.5
Franchise population (million)	422.5	6.8	22.6	5.8	387.3
Number of plants	12	1	2	2	7
Number of employees	13,303	1,172	899	1,748	9,484

The Beverages division made an attributable profit of HK$154 million for the half year, compared with a profit of HK$113 million for the SARS-affected same period last year. Growth in profits has been seen across all territories, driven by a 21% increase in overall volumes. Gross margins were affected by higher materials costs and competitive pricing, particularly in Mainland China and Hong Kong.

Hong Kong has enjoyed good volume growth in the face of intense competitive pricing pressure. Growth has been assisted by the introduction of three major new non-carbonated products.

Sales volume in **Taiwan** grew 19%, fuelled by product extensions and marketing campaigns that have stimulated new demand for the core brands. Increased volumes and new distribution initiatives helped reduce unit production and distribution costs and more than compensated for an increase in material prices.

Similarly, more effective merchandising and pricing strategies in the **USA** compensated for higher material and transportation costs which have been impacted by higher oil prices. Coupled with volume growth of 3%, attributable profits grew 12% over the prior year. The mid-calorie Coca-Cola, C2, will be launched in the second half.

Mainland China sales volume grew by 30%, benefitting from the introduction of a range of package and flavour extensions on existing brands and from the establishment of Nestea as a

significant presence in the tea category following its launch at the end of 2003. Margins have been under pressure due to higher material and transportation costs as well as lower prices. However, the current sales momentum, along with a new product and promotions programme, should enable further profit growth in the second half of the year.

Marine Services Division

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Swire Pacific Offshore			
Turnover	**643**	569	1,218
Operating profit	**160**	128	309
Attributable profit	**164**	127	306
Share of profits, before taxation, from jointly controlled and associated companies			
Ship repair, land engineering and harbour towage	**22**	25	36
Container terminal operations	**186**	179	378
Offshore oil support services	**13**	13	23
	221	217	437
Attributable profit	**343**	293	646

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
Fleet size (number of vessels)			
Swire Pacific Offshore (including jointly controlled company)	**60**	61	62
Hongkong Salvage & Towage	**28**	25	26
Total	**88**	86	88
Container terminal throughput ('000 TEUs)			
Modern Terminals	**1,965**	1,935	3,991
Shekou Container Terminals	**1,002**	634	1,527
Total	**2,967**	2,569	5,518

The division reported attributable profits for the first half year of HK$343 million, compared with HK$293 million for the same period in 2003.

Swire Pacific Offshore reported a 29% increase in profits helped by fleet expansion and profits on disposal of three older vessels. However, the level of offshore exploration in the first half of the year was relatively weak, resulting in reduced fleet utilisation and day rates, particularly for larger deep-water vessels. Recovery in the medium term is anticipated, with the consistently firm oil price encouraging further exploration. Having taken delivery of six new vessels over the last 18 months, and with four more anchor handling tugs being delivered over the next year, the company is well positioned to take advantage of any pick-up in demand.

Global coverage continues to widen with recent contracts secured for work in new locations including Cuba, Pakistan and Angola.

Hongkong United Dockyards Group reported improved operating profits for all divisions although these were offset by a reduction in capital profits from the sale of vessels and market development losses incurred by the group's harbour towage subsidiary, Australian Maritime Services, acquired in mid 2003.

Modern Terminals' throughput for the first half of 2004 was steady but revenue dropped slightly due to a higher proportion of transhipment business. This, coupled with increased depreciation following the commencement of operations at CT9, reduced profits from Hong Kong interests. However, this has been compensated by increased contributions from investments in container terminals in Mainland China.

It is expected that throughput in Hong Kong and overall profit will remain stable in the second half of the year.

Shekou Container Terminals (I and II): Driven by very strong economic growth in Southern China and further new berths, Shekou Container Terminals recorded strong volume growth of 58% in the first half of 2004. Tariff increases have also helped in improving the financial performance, which saw revenue and post-tax profit increases of 88% and 87% respectively. The outlook for the second half of the year remains good.

Trading & Industrial Division

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Turnover			
Taikoo Motors group	**1,579**	1,217	2,570
Swire Resources group	**538**	387	857
Other subsidiaries	**133**	115	247
	2,250	1,719	3,674
Operating profits/(losses)			
Taikoo Motors group	**68**	48	106
Swire Resources group	**47**	23	55
Other subsidiaries and head office costs	**15**	(11)	(36)
	130	60	125
Attributable profits/(losses)			
Taikoo Motors group	**51**	32	72
Swire Resources group	**36**	18	43
Other subsidiaries and head office costs	**17**	(11)	(23)
	104	39	92
Share of profits/(losses), before taxation, from jointly controlled companies			
Swire SITA group	**44**	38	101
CROWN Beverage Cans group	**24**	21	44
ICI Swire Paints	**11**	3	17
Swire Resources group	**7**	5	12
Write-off of sports footwear franchise	**–**	(3)	(6)
	86	64	168
Attributable profit	**177**	98	238

The division reported a half year attributable profit of HK$177 million compared with HK$98 million for the same period last year. Although year on year comparisons are distorted by the SARS outbreak in the second quarter of 2003, the underlying growth in sales and profit was robust in all territories in which the division operates.

The Taikoo Motors group in Taiwan reported an attributable profit of HK$51 million in the first half of 2004 compared to HK$32 million in the same period last year. VW and Audi vehicle sales volumes were 12% ahead of last year although margins remained under pressure from the strong Euro. Kia sales volumes were 89% ahead of last year due to favourable market reaction to the new sub-compact "EuroStar". Sales of Volvo trucks and buses were slow in the first half of the year but the forward order book is firm.

The Kwun Tong Car Centre in Hong Kong was sold for a book profit of HK$16 million, completing the disposal of the division's car trading interests in Hong Kong and Mainland China.

Swire Resources, the division's sportswear distribution and retail company, had a very strong first half with sales and profit ahead of the same period last year by 39% and 122% respectively. The company is distributor for 15 brands in Hong Kong and four brands in Mainland China with 75 shops in Hong Kong and 41 in Mainland China. Sales of sports accessories and apparel are growing at a much faster rate than the company's traditional footwear lines. Prospects for the second half of 2004 are encouraging.

Taikoo Sugar reported a loss of HK$2.2 million in the first half of the year compared to a loss of HK$2.5 million in the same period last year. Sales in Hong Kong were flat and retail margins were under pressure, but good sales growth was achieved in Mainland China.

Swire Duro reported a loss of HK$2.8 million in the first half of 2004 compared to a loss of HK$3.9 million in the same period last year.

Swire SITA Waste Services' profit was ahead of the same period last year due to reduced losses from its waste-to-energy incinerator operation in Kaohsiung, Taiwan. Incineration fees remain low but waste volumes have notably increased. The Hong Kong transfer stations and landfills reported a slight increase in profit.

The CROWN Beverage Cans group reported an improvement in profit in the first half of 2004 due to continuing strong demand from the beverage industry in Mainland China, despite higher aluminium price. The company's Hanoi can forming operation also reported improved earnings on the back of robust sales growth.

ICI Swire Paints returned an improved profit in the first half of the year. Sales in Hong Kong were flat, but increased substantially in Mainland China with volume growth of 63% boosted by the launch of a new mid-tier, mass market brand. The company has also stepped up promotion of its premium Dulux brands in second-tier cities. Prospects in the second half of 2004 are encouraging, although the pace of sales growth is expected to slow.

Cash Flow Summary

	Six months ended 30th June 2004 HK$M	Six months ended 30th June 2003 HK$M	Year ended 31st December 2003 HK$M
Net cash generated by businesses and investments:			
Cash generated from operations	**2,112**	1,942	5,333
Cash from asset realisations*	**2,173**	1,081	3,838
Dividends received	**1,446**	1,070	1,563
Capital expenditure and investments**	**(1,061)**	(1,256)	(3,130)
Tax and net interest paid	**(566)**	(531)	(1,256)
	4,104	2,306	6,348
Cash paid to shareholders and net funding by external debt:			
Share repurchases	**–**	(60)	(60)
Dividends paid	**(1,607)**	(1,447)	(1,999)
Decrease in borrowings	**(1,890)**	(570)	(4,352)
	(3,497)	(2,077)	(6,411)
Increase/(decrease) in cash and cash equivalents	**607**	229	(63)

* *Includes proceeds from fixed asset disposals and the sale of shareholdings in and repayments of loans by jointly controlled and associated companies and investment securities as well as net changes in long-term receivables.*

** *Includes additions to fixed assets and deferred expenditure, purchase of shareholdings in and loans to subsidiary, jointly controlled and associated companies and investment securities.*

Cash from asset realisations was derived mainly from the sale of residential properties in particular units in The Orchards, Ocean Shores and The Albany. Other receipts include the proceeds received from the disposal of the Kwun Tong Car Centre and three vessels of Swire Pacific Offshore.

Capital expenditure and investments are mainly in respect of construction costs for Three Pacific Place, the purchase of offshore support vessels and purchase in shares of Cathay Pacific.

The repayments of a HK$500 million fixed rate note and other bank loans were funded by cash from operations and asset realisations.

Net Debt and Gearing

Shareholders' funds and minority interests at 30th June 2004 totalled HK$75,033 million (31st December 2003: HK$73,307 million). At 30th June 2004, net borrowings were HK$7,829 million, compared to HK$10,174 million at 31st December 2003.

The group's gearing ratio was 10%, compared to 14% at 31st December 2003. 88% of the group's gross borrowings were on a fixed rate basis and 12% were on a floating basis.

Analysis of Gross Borrowings

Loan maturity profile

	HK$M	
Within 1 year	2,934	33%
1 – 2 years	1,367	15%
2 – 5 years	13	–
Over 5 years	4,642	52%
	8,956	100%

Currency profile

	HK$M	
Hong Kong Dollar	5,113	57%
United States Dollar	3,457	39%
New Taiwan Dollar	360	4%
Others	26	–
	8,956	100%

Sources of Finance

At 30th June 2004, committed loan facilities and debt securities amounted to HK$13,536 million, of which HK$4,988 million or 37% remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,391 million. Sources of funds at 30th June 2004 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	–
Bonds	2,321	2,321	–
Fixed/Floating Rate Notes	500	500	–
Bank and other loans	6,073	1,085	4,988
	13,536	8,548	4,988
Uncommitted facilities			
Money market and others	3,799	408	3,391

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities to jointly controlled companies and third parties at 30th June 2004 amounted to HK$1,373 million compared to HK$1,375 million at 31st December 2003.

Derivative Transactions

Derivative transactions in the name of Swire Pacific and its subsidiary companies entered into or matured during the first half of 2004 are summarised below:

- Fixed rate of interest swaps (Swire pays) for floating rate receipts (Swire receives) on a principal of HK$250 million were entered into for the purpose of hedging interest rate exposure.
- A floating rate of interest swap (Swire pays) for fixed rate payment (Swire receives) on a principal of HK$500 million matured.

All other derivative transactions listed on page 38 of the 2003 Annual Report remain outstanding as at 30th June 2004. That report also sets out the group's policy on treasury management.

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong accounting standards, the group's balance sheet does not include the net debt in its jointly controlled and associated companies. These companies had the following net debt positions at 30th June 2004 and at the end of 2003. If the attributable portion of the net debt in jointly controlled and associated companies were to be added to Swire Pacific net debt gearing would rise to 19%.

	Total net debt		Portion of net debt attributable to Swire Pacific		Debt guaranteed by Swire Pacific or its subsidiaries	
	30th June 2004 HK$M	31st December 2003 HK$M	**30th June 2004 HK$M**	31st December 2003 HK$M	**30th June 2004 HK$M**	31st December 2003 HK$M
Property Division	**2,153**	2,245	**675**	697	**334**	337
Aviation Division						
Cathay Pacific	**10,251**	11,111	**4,767**	5,151	**–**	–
Hactl	**1,808**	2,076	**446**	512	**–**	–
Dragonair	**2,091**	1,601	**334**	256	**–**	–
Other Aviation Division companies	**183**	(51)	**25**	(93)	**8**	8
Beverages Division	**(541)**	(575)	**(284)**	(278)	**–**	–
Marine Services Division	**2,781**	2,104	**892**	665	**500**	500
Trading & Industrial Division	**(442)**	(325)	**(160)**	(124)	**–**	–
	18,284	18,186	**6,695**	6,786	**842**	845

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2004 – unaudited

	Note	Six months ended 30th June 2004 HK$M	Six months ended 30th June 2003 HK$M	Year ended 31st December 2003 HK$M
Turnover	3	**8,491**	7,240	17,568
Cost of sales		**(4,406)**	(3,778)	(9,929)
Gross profit		**4,085**	3,462	7,639
Other revenue		**108**	14	36
Distribution costs		**(1,009)**	(936)	(1,907)
Administrative expenses		**(512)**	(486)	(996)
Other operating expenses		**(87)**	(94)	(187)
Operating profit	4	**2,585**	1,960	4,585
Finance charges		**(676)**	(238)	(512)
Finance income		**16**	16	48
Net finance charges	5	**(660)**	(222)	(464)
Share of profits less losses of jointly controlled companies		**309**	259	530
Share of profits less losses of associated companies		**1,363**	(171)	1,522
Profit before taxation		**3,597**	1,826	6,173
Taxation	6	**434**	475	872
Profit after taxation		**3,163**	1,351	5,301
Minority interests		**211**	164	379
Profit attributable to shareholders		**2,952**	1,187	4,922
Dividends				
Interim – proposed/paid		**888**	490	490
Final – proposed		**–**	–	1,562
		888	490	2,052
		HK¢	HK¢	HK¢
Earnings per share	7			
'A' shares		**192.8**	77.5	321.4
'B' shares		**38.6**	15.5	64.3

	2004 Interim HK¢	2003 Interim HK¢	2003 Final HK¢	2003 Total HK¢
Dividends per share				
'A' shares	**58.0**	32.0	102.0	134.0
'B' shares	**11.6**	6.4	20.4	26.8

CONSOLIDATED BALANCE SHEET

at 30th June 2004 – unaudited

	Note	30th June 2004 HK$M	31st December 2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets	8	**65,306**	65,473
Jointly controlled companies		**3,221**	4,311
Associated companies		**18,153**	17,677
Investment securities and long-term receivables		**290**	296
Deferred expenditure		**109**	126
Deferred tax assets		**95**	12
Retirement benefit assets		**162**	154
		87,336	88,049
Current assets			
Properties for sale	9	**1,994**	1,822
Stocks and work in progress		**928**	861
Trade and other receivables	10	**2,431**	2,485
Held-to-maturity securities – unlisted		**46**	32
Short-term deposits and bank balances		**987**	374
		6,386	5,574
Current liabilities			
Trade and other payables	11	**8,292**	8,205
Taxation		**241**	281
Bank overdrafts and short-term loans – unsecured		**613**	1,885
Long-term loans and bonds due within one year		**2,321**	2,821
		11,467	13,192
Net current liabilities		**(5,081)**	(7,618)
Total assets less current liabilities		**82,255**	80,431
Non-current liabilities			
Perpetual capital securities		**4,642**	4,642
Long-term loans and bonds		**1,380**	1,325
Deferred tax liabilities		**916**	891
Deferred liabilities		**137**	127
Retirement benefit liabilities		**147**	139
		7,222	7,124
Minority interests		**5,254**	5,231
NET ASSETS		**69,779**	68,076
CAPITAL AND RESERVES			
Share capital		**919**	919
Reserves	12	**68,860**	67,157
SHAREHOLDERS' FUNDS		**69,779**	68,076

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2004 – unaudited

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Operating activities			
Cash generated from operations	**2,112**	1,942	5,333
Interest paid	**(353)**	(424)	(860)
Interest received	**11**	16	48
Profits tax paid	**(224)**	(123)	(444)
	1,546	1,411	4,077
Dividends received from jointly controlled and associated companies and other investment securities	**1,446**	1,070	1,563
Net cash from operating activities	**2,992**	2,481	5,640
Investing activities			
Purchase of fixed assets	**(516)**	(1,021)	(1,857)
Proceeds from fixed asset disposals	**895**	332	1,041
Purchase of shareholding in an existing subsidiary company	**–**	–	(2)
Purchase of shareholdings in and loans to jointly controlled companies	**(304)**	(56)	(973)
Purchase of shareholdings in and loans to associated companies	**(225)**	(140)	(257)
Sale of shareholdings in and repayment of loans by jointly controlled companies	**1,229**	740	2,748
Sale of shareholdings in and repayment of loans by associated companies	**42**	–	7
Sale of shareholdings in and repayment of loans by investment securities	**1**	10	42
Decrease/(increase) in long-term receivables	**6**	(1)	–
Deferred expenditure	**(16)**	(39)	(41)
Net cash generated from/(used in) investing activities	**1,112**	(175)	708
Net cash inflow before financing	**4,104**	2,306	6,348
Financing activities			
Loans drawn and refinancing	**431**	1,097	1,235
Repayment of loans	**(2,178)**	(1,551)	(5,321)
Repayment of loans to minority interests	**(143)**	(116)	(266)
Repurchase of Company's shares	**–**	(60)	(60)
Dividends paid – to shareholders	**(1,562)**	(1,378)	(1,868)
– to minority interests	**(45)**	(69)	(131)
Net cash used in financing activities	**(3,497)**	(2,077)	(6,411)
Increase/(decrease) in cash and cash equivalents	**607**	229	(63)
Cash and cash equivalents at 1st January	**401**	464	464
Cash and cash equivalents at end of the period	**1,008**	693	401
Represented by:			
Unlisted held-to-maturity securities maturing within three months	**46**	3	32
Bank balances and short-term deposits maturing within three months	**987**	702	374
Bank overdrafts	**(25)**	(12)	(5)
	1,008	693	401

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2004 – unaudited

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
At 1st January	**68,076**	68,947	68,947
Decrease in property valuation arising during the year	**–**	–	(2,666)
Share of deficit on revaluation of investment properties held by jointly controlled companies	**–**	–	(69)
Exchange differences on cash flow hedges			
– recognised during the period	**77**	(193)	(617)
– deferred tax recognised	**(19)**	–	42
Revaluation deficit on investment securities recognised during the period	**(16)**	(57)	(27)
Exchange differences	**39**	–	(11)
Net gains/(losses) not recognised in the consolidated profit and loss account	**81**	(250)	(3,348)
Profit for the period	**2,952**	1,187	4,922
Revaluation (surplus)/deficit on investment properties			
– transferred to operating profit on disposal	**(408)**	(70)	(484)
– transferred to finance charges (note 12(b))	**500**	–	–
Exchange differences on cash flow hedges transferred to the profit and loss account	**98**	(13)	(41)
Goodwill reinstated			
– on disposal of subsidiary, jointly controlled and associated companies	**42**	–	2
– upon impairment	**–**	3	6
Dividends paid	**(1,562)**	(1,378)	(1,868)
Repurchase of Company's shares			
– shares repurchased and cancelled	**–**	(1)	(1)
– premium paid on repurchases	**–**	(59)	(59)
At end of the period	**69,779**	68,366	68,076

1. Segment Information

(a) Primary reporting format – business segments by division:

Six months ended 30th June 2004	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	2,044	1,450	(40)	10		1,420	1,089
Property trading	274	98		9		107	75
Interest on land premium			(459)			(459)	(379)
Sale of investment properties	766	654				654	652
Hotels				7	47	54	46
	3,084	**2,202**	**(499)**	**26**	**47**	**1,776**	**1,483**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					848	848	745
Hong Kong Dragon Airlines					37	37	28
Aircraft engineering					121	121	104
Cargo handling					169	169	99
	–	**–**	**–**	**–**	**1,175**	**1,175**	**976**
Beverages							
Hong Kong	626	47				47	37
Taiwan	501	27	(2)			25	20
USA	1,399	101	(4)			97	55
Mainland China		(38)		117		79	58
Central costs		(16)				(16)	(16)
	2,526	**121**	**(6)**	**117**	**–**	**232**	**154**
Marine Services							
Ship repair, land engineering and harbour towage				22		22	18
Container handling				45	141	186	161
Ship owning and operating	643	160	(4)	13		169	164
	643	**160**	**(4)**	**80**	**141**	**377**	**343**
Trading & Industrial							
Car distribution	1,579	68	1			69	51
Shoe and apparel distribution	538	47		7		54	40
Waste services				44		44	37
Beverage can supply				24		24	23
Paint supply				11		11	9
Other activities	133	15	2			17	17
	2,250	**130**	**3**	**86**	**–**	**219**	**177**
Head Office	**23**	**(28)**	**(154)**	**–**	**–**	**(182)**	**(181)**
Inter-segment elimination	**(35)**						**–**
Total	**8,491**	**2,585**	**(660)**	**309**	**1,363**	**3,597**	**2,952**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format – geographical segments:

	Turnover			Operating profit/(loss)		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M	**2004 HK$M**	2003 HK$M	2003 HK$M
Hong Kong	**4,151**	3,391	9,480	**2,213**	1,605	3,745
Asia (excluding Hong Kong)	**2,221**	1,612	3,639	**88**	48	171
North America	**1,476**	1,668	3,233	**124**	179	359
Ship owning and operating	**643**	569	1,216	**160**	128	310
	8,491	7,240	17,568	**2,585**	1,960	4,585

The activities of the Swire Pacific group are based mainly in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

1. Segment Information *(continued)*

(a) Primary reporting format – business segments by division (continued):

Six months ended 30th June 2003	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	2,193	1,576	(94)	12		1,494	1,126
Property trading	350	103		(1)		102	144
Sale of investment properties	119	90				90	90
Hotels				(1)	7	6	1
Provision for development properties						–	–
	2,662	**1,769**	**(94)**	**10**	**7**	**1,692**	**1,361**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					(500)	(500)	(582)
Hong Kong Dragon Airlines					(47)	(47)	(50)
Aircraft engineering					106	106	86
Cargo handling					119	119	60
	–	**–**	**–**	**–**	**(322)**	**(322)**	**(486)**
Beverages							
Hong Kong	584	48				48	24
Taiwan	401	8	(4)			4	3
USA	1,321	92	(8)			84	49
Mainland China		(42)		112		70	49
Central costs		(16)				(16)	(12)
	2,306	**90**	**(12)**	**112**	**–**	**190**	**113**
Marine Services							
Ship repair, land engineering and harbour towage				25		25	18
Container handling				35	144	179	148
Ship owning and operating	569	128	(10)	13		131	127
	569	**128**	**(10)**	**73**	**144**	**335**	**293**
Trading & Industrial							
Car distribution	1,217	48	(3)			45	32
Shoe and apparel distribution	387	23		2		25	18
Waste services				38		38	33
Beverage can supply				21		21	20
Paint supply				3		3	6
Other activities	115	(11)				(11)	(11)
	1,719	**60**	**(3)**	**64**	**–**	**121**	**98**
Head Office	**15**	**(87)**	**(103)**	**–**	**–**	**(190)**	**(192)**
Inter-segment elimination	**(31)**						
Total	**7,240**	**1,960**	**(222)**	**259**	**(171)**	**1,826**	**1,187**

1. Segment Information *(continued)*

(a) Primary reporting format – business segments by division (continued):

	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
Year ended 31st December 2003	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	4,367	3,173	(244)	22		2,951	2,305
Property trading	2,365	243		23		266	302
Sale of investment properties	833	558				558	535
Hotels				(18)	39	21	9
Provision for development properties		(30)				(30)	(28)
	7,565	**3,944**	**(244)**	**27**	**39**	**3,766**	**3,123**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					696	696	521
Hong Kong Dragon Airlines					11	11	11
Aircraft engineering					186	186	156
Cargo handling					283	283	156
	–	**–**	**–**	**–**	**1,176**	**1,176**	**844**
Beverages							
Hong Kong	1,351	175	(1)			174	127
Taiwan	997	66	(7)			59	42
USA	2,788	225	(16)			209	142
Mainland China		(68)		205		137	86
Central costs		(34)				(34)	(34)
	5,136	**364**	**(24)**	**205**	**–**	**545**	**363**
Marine Services							
Ship repair, land engineering and harbour towage				36		36	23
Container handling				71	307	378	317
Ship owning and operating	1,218	309	(19)	23		313	306
	1,218	**309**	**(19)**	**130**	**307**	**727**	**646**
Trading & Industrial							
Car distribution	2,570	106				106	72
Shoe and apparel distribution	857	55	(1)	6		60	45
Waste services				101		101	84
Beverage can supply				44		44	40
Paint supply				17		17	20
Other activities	247	(36)	11			(25)	(23)
	3,674	**125**	**10**	**168**	**–**	**303**	**238**
Head Office	**147**	**(157)**	**(187)**	**–**	**–**	**(344)**	**(292)**
Inter-segment elimination	**(172)**						
Total	**17,568**	**4,585**	**(464)**	**530**	**1,522**	**6,173**	**4,922**

2. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2003 annual accounts.

The condensed consolidated accounts have been prepared in accordance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Gross rental income	**2,000**	2,157	4,277
Sales of development properties	**274**	350	2,365
Sales of investment properties	**766**	119	833
Rendering of other services	**697**	623	1,351
Sales of Goods	**4,754**	3,991	8,742
	8,491	7,240	17,568

4. Operating profit

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**3,227**	2,742	7,542
Cost of investment properties sold	**112**	29	274
Depreciation of fixed assets	**260**	258	532
Staff costs	**950**	890	1,767
Operating lease rentals			
Land and buildings	**68**	55	113
Other equipment	**15**	10	19
Amortisation of deferred expenditure	**33**	30	113
and after crediting:			
Gross rental income	**2,000**	2,157	4,277
Less: Outgoings	**427**	444	934
Net rental income	**1,573**	1,713	3,343
Charter hire income	**643**	569	1,216
Profit on sale of development properties	**98**	103	243
Profit on sale of shares in associated company	**18**	–	–
Profit on sale of shares in jointly controlled company	**26**	–	–
Profit on sale of fixed assets	**685**	88	565

5. Net finance charges

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
Interest charged on:			
Bank loans and overdrafts	**31**	52	106
Other loans and bonds	**263**	366	719
Transferred from property valuation reserve (note 12(b))	**500**	–	–
Deferred into properties under development for sale			
– subsidiary companies	**(16)**	(28)	(37)
– jointly controlled companies	**–**	(25)	(27)
Capitalised on			
– investment properties	**(102)**	(125)	(246)
– vessels	**–**	(2)	(3)
	676	238	512
Interest income on:			
Short-term deposits and bank balances	**(7)**	(6)	(11)
Other loans	**(9)**	(10)	(37)
	(16)	(16)	(48)
	660	222	464

6. Taxation

	Six months ended 30th June		Year ended 31st December
	2004 HK$M	2003 HK$M	2003 HK$M
The Company and its subsidiary companies:			
Current taxation			
Hong Kong profits tax	**150**	171	330
Overseas taxation	**87**	55	130
Under/(over)-provision in respect of previous years	**11**	–	(47)
Deferred taxation	**(58)**	106	133
Jointly controlled companies:			
Current taxation	**33**	29	77
Deferred taxation	**19**	(60)	(94)
Associated companies:			
Current taxation	**150**	99	268
Deferred taxation	**42**	75	75
	434	475	872

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Overseas taxation is calculated at tax rates applicable in countries in which the group is assessable for tax.

7. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders for the period ended 30th June 2004 of HK$2,952 million (30th June 2003: HK$1,187 million; 31st December 2003: HK$4,922 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the period (30th June 2003: 930,580,476 'A' shares and 3,003,486,271 'B' shares; 31st December 2003: 930,477,088 'A' shares and 3,003,486,271 'B' shares).

8. Fixed assets

	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M
Cost or valuation:				
At 31st December 2003	61,699	3,979	4,657	70,335
Translation differences	10	16	22	48
Additions	504	88	89	681
Disposals	(726)	(118)	(77)	(921)
At 30th June 2004	61,487	3,965	4,691	70,143
Depreciation:				
At 31st December 2003	654	2,799	1,409	4,862
Translation differences	3	7	8	18
Charge for the period	26	148	86	260
Disposals	(153)	(83)	(67)	(303)
At 30th June 2004	530	2,871	1,436	4,837
Net book value:				
At 30th June 2004	60,957	1,094	3,255	65,306
At 31st December 2003	61,045	1,180	3,248	65,473

9. Properties for sale

At 30th June 2004, properties for sale pledged as security for the group's long-term loans amounted to HK$1,470 million (31st December 2003: HK$1,364 million).

10. Trade and other receivables

Trade and other receivables of HK$2,431 million includes trade debtors of HK$1,416 million. The aged analysis of these is as follows:

	30th June 2004 HK$M	31st December 2003 HK$M
Under three months	**1,339**	1,558
Between three and six months	**56**	54
Over six months	**21**	30
	1,416	1,642

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

11. Trade and other payables

Trade and other payables of HK$8,292 million includes trade creditors of HK$743 million. The aged analysis of these is as follows:

	30th June 2004 HK$M	31st December 2003 HK$M
Under three months	**741**	615
Between three and six months	**–**	5
Over six months	**2**	6
	743	626

12. Reserves

	Revenue reserve (Note (a)) HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
At 31st December 2003	47,316	19,673	342	33	156	(363)	67,157
Profit for the period	2,952	–	–	–	–	–	2,952
2003 final dividend	(1,562)	–	–	–	–	–	(1,562)
Goodwill reinstated on disposal of jointly controlled and associated companies	42	–	–	–	–	–	42
Revaluation (surplus)/deficit on investment properties							
– transferred to operating profit on disposal	–	(408)	–	–	–	–	(408)
– transferred to finance charges (note (b))	–	500	–	–	–	–	500
Exchange differences on cash flow hedges							
– recognised during the period	–	–	–	–	–	77	77
– deferred tax recognised	–	–	–	–	–	(19)	(19)
– transferred to the profit and loss account	–	–	–	–	–	98	98
Revaluation deficit on investment securities recognised during the period	–	–	–	–	(16)	–	(16)
Exchange difference	39	–	–	–	–	–	39
At 30th June 2004	48,787	19,765	342	33	140	(207)	68,860

Notes:

(a) The revenue reserve includes HK$888 million representing the proposed interim dividend for the period (31st December 2003: HK$1,562 million representing the proposed final dividend for 2003).

(b) Following the Taikoo Shing land premium arbitration hearing in February 2004, the group has estimated the interest in connection with the land premium to be HK$500 million. This amount has been transferred to the profit and loss account from the property valuation reserve against which a provision of HK$4,250 million had previously been made.

13. Contingencies and commitments

	30th June 2004 HK$M	31st December 2003 HK$M
Outstanding commitments for capital expenditure at the end of the period:		
Contracted for but not provided for in the accounts	**1,788**	1,787
Authorised by Directors but not contracted for	**198**	138
Guarantees have been given in respect of bank loans and other liabilities outstanding at the end of the period amounting to:		
Jointly controlled companies	**1,217**	1,210
Third parties	**156**	165
	1,373	1,375

14. Related party transactions

There are agreements for services, in respect of which John Swire & Sons (HK) Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. Service fees are calculated as 2.5% (2003: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies.

The following is a summary of the significant transactions between the group and related parties which were carried out in the normal course of the group's business:

		For the six months ended 30th June							
		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M	**2004 HK$M**	2003 HK$M
Revenue from sales of goods and rendering of services	*(a)*	**15**	15	**6**	4	**–**	–	**–**	–
Purchases of goods and services	*(a)*	**91**	89	**23**	17	**6**	4	**–**	–
Rental revenue	*(b)*	**4**	2	**3**	4	**4**	4	**22**	20
Interest income	*(c)*	**4**	2	**4**	8	**–**	–	**–**	–
Interest charges	*(c)*	**–**	3	**–**	–	**–**	–	**–**	–

None of the above related party transactions constitutes a discloseable connected transaction as defined in the Listing Rules.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Quasi-equity loans advanced to jointly controlled and associated companies are non-interest bearing whilst other loans advanced to and loans due to jointly controlled companies bear interest at market rates. These loans have no fixed settlement dates.

Corporate governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange of Hong Kong Limited ("the Listing Rules").

The Company has adopted a code of conduct regarding Directors' securities transactions ("the Securities Code") on terms no less exacting than the required standard of the Model Code set out in the Listing Rules ("the Model Code"). All Directors have complied with the required standard of the Model Code and the Securities Code.

Directors' interests

At 30th June 2004, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), Cathay Pacific Airways Limited and John Swire & Sons Limited:

	Capacity				
Swire Pacific Limited	Beneficial interest (personal)	Trust interest	Total no. of shares	Percentage of issued capital (%)	Remarks
– 'A' shares					
J W J Hughes-Hallett	4,500	–	4,500	0.0005	–
P A Johansen	10,000	1,500	11,500	0.0012	See Note 1
Sir Adrian Swire	–	794,473	794,473	0.0854	See Note 2
D M Turnbull	1,266	–	1,266	0.0001	–
– 'B' shares					
D Ho	100,000	–	100,000	0.0033	–
J W J Hughes-Hallett	158,000	–	158,000	0.0053	–
P A Johansen	–	200,000	200,000	0.0067	See Note 1
C Lee	750,000	20,905,000	21,655,000	0.7210	See Note 1
Sir Adrian Swire	4,813,169	15,741,913	20,555,082	0.6844	See Note 2

	Capacity					
	Beneficial interests					
John Swire & Sons Limited	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Remarks
– Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	See Note 3
P A Johansen	8,000	–	–	8,000	0.01	See Note 3
Sir Adrian Swire	2,292,152	2,815,062	24,565,975	29,673,189	29.67	See Note 4
– 8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	See Note 3
Sir Adrian Swire	1,186,758	843,411	7,332,727	9,362,896	31.21	See Note 4

Cathay Pacific Airways Limited	Beneficial interest (personal)	Percentage of issued capital (%)
– Ordinary Shares		
J W J Hughes-Hallett	12,000	0.0004

Notes

1. *All the Swire Pacific Limited 'A' and 'B' shares held by these Directors under "Trust Interest" are held by them as beneficiaries of trusts.*
2. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust Interest" are held by him as trustee only and he has no beneficial interest in those shares.*
3. *Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares in John Swire & Sons Limited held by each of Baroness Dunn and P A Johansen and in 1,200 Preference Shares held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.*
4. *Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust Interest" has any beneficial interest in those shares.*

   Included in the personal beneficial interest of Sir Adrian Swire are 18,426 Ordinary Shares and 2,453 Preference Shares held by other shareholders, including those referred to in Note 3, in which he has a residual beneficial interest.

Other than as stated above, no Director or chief executive of the Company had any interest or short position whether beneficial or non-beneficial, in the shares or underlying shares and debentures of Swire Pacific Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' and other interests

The register of substantial shareholders maintained under Section 336 of the SFO shows that at 30th June 2004 the Company had been notified of the following interests in the Company's shares:

	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Remarks
Substantial Shareholders					
John Swire & Sons Limited	40,765,128	4.38	2,012,783,265	67.01	See Note 1
Franklin Resources, Inc.	103,228,390	11.10	–	–	See Note 2
Other Shareholders					
Aberdeen Asset Management Asia Limited	–	–	153,415,900	5.11	See Note 3
J.P. Morgan Chase & Company	105,284,567	11.32	–	–	See Note 4
State Street Corporation	49,738,435	5.35	–	–	See Note 5

Notes:

1. *The shares are held in the capacity of beneficial owner.*
2. *This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and the capacities in which they are held were not given. A subsequent notification has been received from Templeton Global Advisors Ltd, which is a 100% owned subsidiary of Franklin Resources, Inc., declaring its interest in 64,830,700 'A' shares (representing 6.97% of the issued capital), held in the capacity of investment manager.*
3. *These shares are held in the capacity of investment manager.*
4. *The shares held by J.P. Morgan Chase & Company are held in the following capacities:*

Capacity	No. of shares
Beneficial owner	1,068,732
Investment manager	34,505,760
Lending pool	69,710,075

5. *These shares are held by State Street Bank & Trust Company, which is a 100% owned subsidiary of State Street Corporation and the capacity in which they are held was not given.*

The Company had not been notified of any short positions in the shares of the Company as at 30th June 2004.

At 30th June 2004, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.47% of the issued capital and 52.87% of the voting rights.

Financial assistance to affiliated companies and their proforma combined balance sheet

As at 30th June 2004, the group had loans to affiliated companies totalling HK$10,387 million (before group provisions) and has given guarantees of HK$1,217 million in respect of facilities granted to affiliated companies, financial assistance totalling HK$11,604 million. These amounts exceed 8% of the group's total assets as at 30th June 2004. Affiliated companies include the group's jointly controlled and associated companies. Pursuant to Chapter 13 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the group and the group's attributable interest in those affiliated companies are presented below:

	30th June 2004	
	Proforma combined balance sheet HK$M	The group's attributable interest HK$M
Non-current assets	**29,324**	**10,074**
Current assets	**4,406**	**1,444**
Current liabilities	**(3,366)**	**(1,174)**
Non-current liabilities	**(4,598)**	**(1,542)**
Minority interests	**(321)**	**(156)**
Shareholders' advances	**(27,322)**	**(10,387)**
	(1,877)	**(1,741)**

Share capital

During the period under review, the Company did not purchase, sell or redeem any of its shares.

給予關聯公司的財務資助及其備考合併資產負債表

於二零零四年六月三十日，本集團借款予關聯公司合共港幣一百零三億八千七百萬元（扣除集團撥備前）並為關聯公司融資作出擔保合共港幣十二億一千七百萬元，財務資助總額為港幣一百一十六億零四百萬元。此等款額超逾本集團於二零零四年六月三十日結算資產總額的8%。關聯公司包括本集團的共同控制公司及聯屬公司。按照上市規則第十三章規定，現將該等獲本集團提供財務資助的關聯公司的備考合併資產負債表及本集團於該等關聯公司的應佔權益列述如下：

	二零零四年六月三十日	
	備考合併資產負債表 港幣百萬元	集團應佔權益 港幣百萬元
非流動資產	29,324	10,074
流動資產	4,406	1,444
流動負債	(3,366)	(1,174)
非流動負債	(4,598)	(1,542)
少數股東權益	(321)	(156)
股東墊款	(27,322)	(10,387)
	(1,877)	(1,741)

股本

在回顧期內，本公司並無購回、出售或贖回其任何股份。

除上述者外，本公司任何董事或最高行政人員並無實益或非實益擁有於太古股份有限公司或其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債權證的權益或淡倉。

主要股東及其他人士權益

根據證券及期貨條例第三百三十六條設置的主要股東名冊於二零零四年六月三十日顯示，本公司已獲通知以下之本公司股份權益。

	'A'股	佔已發行股本百分比(%)	'B'股	佔已發行股本百分比(%)	備註
主要股東					
英國太古集團有限公司	40,765,128	4.38	2,012,783,265	67.01	見附註1
Franklin Resources, Inc.	103,228,390	11.10	–	–	見附註2
其他股東					
Aberdeen Asset Management Asia Limited	–	–	153,415,900	5.11	見附註3
J.P. Morgan Chase & Company	105,284,567	11.32	–	–	見附註4
State Street Corporation	49,738,435	5.35	–	–	見附註5

附註：

1. *此等股份以實益擁有人的身份持有。*
2. *此通知是根據已廢除的證券(披露權益)條例存檔，其持有身份並未註明。其後接獲Franklin Resources, Inc.的全資附屬公司Templetion Global Advisors Ltd知會，聲稱該公司持有64,830,700股'A'股權益(佔已發行股本6.97%)，該等股份以投資經理的身份持有。*
3. *此等股份以投資經理的身份持有。*
4. *由J.P. Morgan Chase & Company持有的股份以下述身份持有：*

持有身份	股份數目
實益擁有人	1,068,732
投資經理	34,505,760
可供借出之股份	69,710,075

5. *此等股份由State Street Bank & Trust Company持有，該公司是State Street Corporation 的全資附屬公司。此等股份的持有身份並未註明。*

於二零零四年六月三十日，本公司未獲知會有關本公司股份的任何淡倉。

於二零零四年六月三十日，英國太古集團有限公司集團直接或間接擁有太古股份有限公司的股份權益，佔已發行股本29.47%，及投票權52.87%。

附加資料

公司管治

本公司並無董事知悉任何資料足以合理指出本公司在中期報告所述的會計期內任何時間，未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)內的最佳應用守則。

本公司已自行採納一套不低於上市規則所列的標準守則(「標準守則」)所訂標準的董事證券交易守則(「證券守則」)。所有董事均有遵守標準守則及證券守則內所列的標準。

董事權益

於二零零四年六月三十日，根據證券及期貨條例第三百五十二條規定設置的名冊所記錄，各董事在太古股份有限公司及其相聯法團(定義見證券及期貨條例第XV部)，即國泰航空有限公司及英國太古集團有限公司的股份中持有以下權益：

	持有身份				
太古股份有限公司	實益擁有(個人)	信託權益	股份總數	佔已發行股本百分比(%)	備註
— 'A'股					
何禮泰	4,500	–	4,500	0.0005	–
容漢新	10,000	1,500	11,500	0.0012	見附註1
施雅迪爵士	–	794,473	794,473	0.0854	見附註2
唐寶麟	1,266	–	1,266	0.0001	–
— 'B'股					
何祖英	100,000	–	100,000	0.0033	–
何禮泰	158,000	–	158,000	0.0053	–
容漢新	–	200,000	200,000	0.0067	見附註1
利乾	750,000	20,905,000	21,655,000	0.7210	見附註1
施雅迪爵士	4,813,169	15,741,913	20,555,082	0.6844	見附註2

	持有身份					
	實益擁有					
英國太古集團有限公司	個人	家族	信託權益	股份總數	佔已發行股本百分比(%)	備註
— 每股一英鎊之普通股						
鄧蓮如勳爵	8,000	–	–	8,000	0.01	見附註3
容漢新	8,000	–	–	8,000	0.01	見附註3
施雅迪爵士	2,292,152	2,815,062	24,565,975	29,673,189	29.67	見附註4
— 年息八厘每股一英鎊之累積優先股						
鄧蓮如勳爵	2,400	–	–	2,400	0.01	見附註3
施雅迪爵士	1,186,758	843,411	7,332,727	9,362,896	31.21	見附註4

國泰航空有限公司	實益擁有(個人)	佔已發行股本百分比(%)
— 普通股		
何禮泰	12,000	0.0004

附註：

1. *所有由此等董事在「信託權益」項下持有的太古股份有限公司'A'股及'B'股股份均以信託受益人身份持有。*
2. *所有由施雅迪爵士在「信託權益」項下持有的太古股份有限公司'A'股及'B'股股份均僅以受託人身份持有，其於該等股份中並無實益。*
3. *施雅迪爵士於鄧蓮如勳爵及容漢新各自持有的4,000股英國太古集團有限公司普通股，以及於鄧蓮如勳爵持有的1,200股優先股有剩餘實益。因此，此等持股量與施雅迪爵士的個人權益重複。*
4. *施雅迪爵士及其妻在「信託權益」項下持有的英國太古集團有限公司普通股及優先股乃以信託的受託人身份持有，其於此等股份中並無任何實益。*
   包括在施雅迪爵士個人實益擁有的股份中有18,426股普通股及2,453股優先股為其他股東(包括附註3所述各人)持有，在此等股份中，施雅迪爵士有剩餘實益。

13. 或有債務及承擔

	二零零四年六月三十日 港幣百萬元	二零零三年十二月三十一日 港幣百萬元
截至本期期終資本性開支尚有承擔如下：		
已訂約但未在賬目中備付	**1,788**	1,787
已獲董事局批准但未訂約	**198**	138
已對下列截至本期期終尚欠之銀行借款及其他負債給予擔保：		
共同控制公司	**1,217**	1,210
第三方	**156**	165
	1,373	1,375

14. 有關連人士交易

香港太古集團有限公司與集團內若干公司訂有服務協議，提供服務予該等公司，並根據該等協議收取服務成本及費用。服務費用按有關公司扣除稅項、非經常性項目及少數股東權益前之綜合溢利（不包括出售固定資產及來自共同控制及聯屬公司之任何盈虧，但加回來自此等公司之應收股息予以調整）之2.5%（二零零三年：2.5%）計算。

本集團與有關連人士於集團正常業務範圍內進行之重大交易摘錄如下：

		截至六月三十日止六個月							
		共同控制公司		聯屬公司		同系附屬公司		中間控股公司	
	附註	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零四年 港幣百萬元	二零零三年 港幣百萬元
來自出售貨物及提供服務之收益	*(a)*	**15**	15	**6**	4	**–**	–	**–**	–
購買貨物及服務	*(a)*	**91**	89	**23**	17	**6**	4	**–**	–
租金收益	*(b)*	**4**	2	**3**	4	**4**	4	**22**	20
利息收入	*(c)*	**4**	2	**4**	8	**–**	–	**–**	–
利息支出	*(c)*	**–**	3	**–**	–	**–**	–	**–**	–

以上各項有關連人士交易並無構成上市規則所界定之須予披露關連交易。

附註：

(a) 向有關連人士出售貨物及提供服務，以及從有關連人士購入貨物及獲得服務，均是在正常業務範圍內，按不低於向本集團其他第三方顧客／供應商收取／應付及與之訂立之價格及條款進行。

(b) 太古地產集團曾在其正常業務範圍內，與有關連人士訂立租約，各租約期限不同，最長達六年。該等租約按一般商業條款訂立。

(c) 向共同控制及聯屬公司提供之準股本借款為無息借款，而其他向共同控制公司提供之借款及欠共同控制公司之借款則按市場利率計息。所有借款均無固定之償還日期。

11. 貿易及其他應付款項

貿易及其他應付款項港幣八十二億九千二百萬元包括應付貿易賬項港幣七億四千三百萬元。應付貿易賬項之賬齡分析如下：

	二零零四年六月三十日 港幣百萬元	二零零三年十二月三十一日 港幣百萬元
三個月以下	**741**	615
三至六個月	**–**	5
六個月以上	**2**	6
	743	626

12. 儲備

	收益儲備 (註(a)) 港幣百萬元	物業估值儲備 港幣百萬元	股份溢價賬 港幣百萬元	資本贖回儲備 港幣百萬元	投資重估儲備 港幣百萬元	現金流量對沖儲備 港幣百萬元	總額 港幣百萬元
二零零三年十二月三十一日結算	47,316	19,673	342	33	156	(363)	67,157
本期溢利	2,952	–	–	–	–	–	2,952
二零零三年末期股息	(1,562)	–	–	–	–	–	(1,562)
因出售共同控制及聯屬公司而重列之商譽值	42	–	–	–	–	–	42
投資物業重估(盈餘)／虧損							
— 出售時轉撥至營業溢利	–	(408)	–	–	–	–	(408)
— 轉撥至財務支出(註(b))	–	500	–	–	–	–	500
現金流量對沖匯兑差額							
— 於本期內確認	–	–	–	–	–	77	77
— 已確認遞延税項	–	–	–	–	–	(19)	(19)
— 轉撥至損益賬	–	–	–	–	–	98	98
投資證券於本期內確認之重估虧損	–	–	–	–	(16)	–	(16)
匯兑差額	39	–	–	–	–	–	39
二零零四年六月三十日結算	48,787	19,765	342	33	140	(207)	68,860

註：

(a) 收益儲備包括本期擬派之中期股息港幣八億八千八百萬元(二零零三年十二月三十一日：二零零三年擬派末期股息港幣十五億六千二百萬元)。

(b) 在二零零四年二月的太古城補地價仲裁聆訊後，本集團估計補地價的利息將為港幣五億元。此款額已由物業估值儲備轉撥至損益賬，之前曾將港幣四十二億五千萬元撥備記入物業估值儲備。

7. 每股盈利

每股盈利乃以截至二零零四年六月三十日之股東應佔溢利港幣二十九億五千二百萬元(二零零三年六月三十日:港幣十一億八千七百萬元;二零零三年十二月三十一日:港幣四十九億二千二百萬元),除以該期間已發行之'A'股930,375,385股及'B'股3,003,486,271股(二零零三年六月三十日:'A'股930,580,476股及'B'股3,003,486,271股;二零零三年十二月三十一日:'A'股930,477,088股及'B'股3,003,486,271股)之加權平均數。

8. 固定資產

	物業 港幣百萬元	機器及設備 港幣百萬元	船隻 港幣百萬元	總額 港幣百萬元
原價或估值:				
二零零三年十二月三十一日結算	61,699	3,979	4,657	70,335
匯兌差額	10	16	22	48
增購	504	88	89	681
出售	(726)	(118)	(77)	(921)
二零零四年六月三十日結算	61,487	3,965	4,691	70,143
折舊:				
二零零三年十二月三十一日結算	654	2,799	1,409	4,862
匯兌差額	3	7	8	18
本期折舊	26	148	86	260
出售	(153)	(83)	(67)	(303)
二零零四年六月三十日結算	530	2,871	1,436	4,837
賬面淨值:				
二零零四年六月三十日結算	60,957	1,094	3,255	65,306
二零零三年十二月三十一日結算	61,045	1,180	3,248	65,473

9. 供出售物業

於二零零四年六月三十日,為集團的長期借款作抵押的供出售物業達港幣十四億七千萬元(二零零三年十二月三十一日:港幣十三億六千四百萬元)。

10. 貿易及其他應收款項

貿易及其他應收款項港幣二十四億三千一百萬元包括應收貿易賬項港幣十四億一千六百萬元。應收貿易賬項之賬齡分析如下:

	二零零四年 六月三十日 港幣百萬元	二零零三年 十二月三十一日 港幣百萬元
少於三個月	**1,339**	1,558
三至六個月	**56**	54
六個月以上	**21**	30
	1,416	1,642

集團旗下公司各有不同之信貸政策,視乎其營業市場及業務之要求而定。編制應收賬項之賬齡分析並加以密切監察之目的,乃為盡量減低任何與應收款項有關之信貸風險。

5. 財務支出淨額

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
利息支出如下：			
銀行借款及透支	**31**	52	106
其他借款及債券	**263**	366	719
轉撥自物業估值儲備（附註12(b)）	**500**	–	–
遞延入發展中供出售物業			
— 附屬公司	**(16)**	(28)	(37)
— 共同控制公司	**–**	(25)	(27)
撥入成本			
— 投資物業	**(102)**	(125)	(246)
— 船隻	**–**	(2)	(3)
	676	238	512
利息收益如下：			
短期存款及銀行結餘	**(7)**	(6)	(11)
其他借款	**(9)**	(10)	(37)
	(16)	(16)	(48)
	660	222	464

6. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
本公司及其附屬公司：			
本期稅項			
香港利得稅	**150**	171	330
海外稅	**87**	55	130
歷年準備不足／（超額）	**11**	–	(47)
遞延稅項	**(58)**	106	133
共同控制公司：			
本期稅項	**33**	29	77
遞延稅項	**19**	(60)	(94)
聯屬公司：			
本期稅項	**150**	99	268
遞延稅項	**42**	75	75
	434	475	872

香港利得稅乃以本期之估計應課稅溢利按稅率17.5%計算（二零零三年：17.5%）。海外稅項以集團在應課稅國家之適用稅率計算。

2. 擬備基準及會計政策

此未經審核簡明綜合賬目是根據與二零零三年年度賬目所載的主要會計政策相符的基準編製。

此簡明綜合賬目遵照由香港會計師公會頒佈的會計實務準則第25號「中期財務報告」的規定及香港聯合交易所有限公司上市規則的披露規定擬備。

3. 營業總額

營業總額即本公司及其附屬公司向對外客戶的銷售額，並包括以下收入：

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
租金收入總額	**2,000**	2,157	4,277
出售發展物業	**274**	350	2,365
出售投資物業	**766**	119	833
提供其他服務	**697**	623	1,351
銷售貨物	**4,754**	3,991	8,742
	8,491	7,240	17,568

4. 營業溢利

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
營業溢利已扣除：			
售出存貨之成本	**3,227**	2,742	7,542
售出投資物業之成本	**112**	29	274
固定資產折舊	**260**	258	532
職員成本	**950**	890	1,767
營業租賃租金			
土地及樓宇	**68**	55	113
其他設備	**15**	10	19
遞延支出攤銷	**33**	30	113
並經計入：			
租金收入總額	**2,000**	2,157	4,277
減：支出	**427**	444	934
租金收入淨額	**1,573**	1,713	3,343
船隻租金收入	**643**	569	1,216
出售發展物業溢利	**98**	103	243
出售聯屬公司股份溢利	**18**	–	–
出售共同控制公司股份溢利	**26**	–	–
出售固定資產溢利	**685**	88	565

1. 分部資料 *(續)*

(a) 主要報告形式 — 按部門劃分業務 (續)：

截至二零零三年十二月三十一日止年度	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除稅前溢利 港幣百萬元	股東應佔溢利 港幣百萬元
地產							
物業投資	4,367	3,173	(244)	22		2,951	2,305
物業買賣	2,365	243		23		266	302
出售投資物業	833	558				558	535
酒店				(18)	39	21	9
發展物業準備		(30)				(30)	(28)
	7,565	**3,944**	**(244)**	**27**	**39**	**3,766**	**3,123**
航空							
航空服務及航空飲食							
國泰航空集團					696	696	521
港龍航空公司					11	11	11
飛機工程					186	186	156
貨物處理					283	283	156
	–	**–**	**–**	**–**	**1,176**	**1,176**	**844**
飲料							
香港	1,351	175	(1)			174	127
台灣	997	66	(7)			59	42
美國	2,788	225	(16)			209	142
中國內地		(68)		205		137	86
中央成本		(34)				(34)	(34)
	5,136	**364**	**(24)**	**205**	**–**	**545**	**363**
海洋服務							
修船、地面工程及港口拖船				36		36	23
貨櫃處理				71	307	378	317
擁有及經營船隻	1,218	309	(19)	23		313	306
	1,218	**309**	**(19)**	**130**	**307**	**727**	**646**
貿易及實業							
汽車經銷	2,570	106				106	72
鞋及成衣經銷	857	55	(1)	6		60	45
廢料處理				101		101	84
飲料罐供應				44		44	40
漆油供應				17		17	20
其他業務	247	(36)	11			(25)	(23)
	3,674	**125**	**10**	**168**	**–**	**303**	**238**
總辦事處	**147**	**(157)**	**(187)**	**–**	**–**	**(344)**	**(292)**
分部之間抵銷	**(172)**						
總額	**17,568**	**4,585**	**(464)**	**530**	**1,522**	**6,173**	**4,922**

1. 分部資料(續)

(a) 主要報告形式 — 按部門劃分業務(續):

截至二零零三年六月三十日止六個月	公司及其附屬公司 營業總額 港幣百萬元	公司及其附屬公司 營業溢利 港幣百萬元	公司及其附屬公司 財務支出淨額 港幣百萬元	共同控制公司 應佔溢利減虧損 港幣百萬元	聯屬公司 應佔溢利減虧損 港幣百萬元	集團 除稅前溢利 港幣百萬元	股東應佔溢利 港幣百萬元
地產							
物業投資	2,193	1,576	(94)	12		1,494	1,126
物業買賣	350	103		(1)		102	144
出售投資物業	119	90				90	90
酒店				(1)	7	6	1
發展物業準備						–	–
	2,662	**1,769**	**(94)**	**10**	**7**	**1,692**	**1,361**
航空							
航空服務及航空飲食							
國泰航空集團					(500)	(500)	(582)
港龍航空公司					(47)	(47)	(50)
飛機工程					106	106	86
貨物處理					119	119	60
	–	**–**	**–**	**–**	**(322)**	**(322)**	**(486)**
飲料							
香港	584	48				48	24
台灣	401	8	(4)			4	3
美國	1,321	92	(8)			84	49
中國內地		(42)		112		70	49
中央成本		(16)				(16)	(12)
	2,306	**90**	**(12)**	**112**	**–**	**190**	**113**
海洋服務							
修船、地面工程及港口拖船				25		25	18
貨櫃處理				35	144	179	148
擁有及經營船隻	569	128	(10)	13		131	127
	569	**128**	**(10)**	**73**	**144**	**335**	**293**
貿易及實業							
汽車經銷	1,217	48	(3)			45	32
鞋及成衣經銷	387	23		2		25	18
廢料處理				38		38	33
飲料罐供應				21		21	20
漆油供應				3		3	6
其他業務	115	(11)				(11)	(11)
	1,719	**60**	**(3)**	**64**	**–**	**121**	**98**
總辦事處	**15**	**(87)**	**(103)**	**–**	**–**	**(190)**	**(192)**
分部之間抵銷	**(31)**						
總額	**7,240**	**1,960**	**(222)**	**259**	**(171)**	**1,826**	**1,187**

簡明綜合賬目附註

1. 分部資料

(a) 主要報告形式 — 按部門劃分業務：

	公司及其附屬公司			共同控制公司	聯屬公司	集團	
截至二零零四年六月三十日止六個月	營業總額 港幣百萬元	營業溢利 港幣百萬元	財務支出淨額 港幣百萬元	應佔溢利減虧損 港幣百萬元	應佔溢利減虧損 港幣百萬元	除稅前溢利 港幣百萬元	股東應佔溢利 港幣百萬元
地產							
物業投資	2,044	1,450	(40)	10		1,420	1,089
物業買賣	274	98		9		107	75
補地價之利息			(459)			(459)	(379)
出售投資物業	766	654				654	652
酒店				7	47	54	46
	3,084	**2,202**	**(499)**	**26**	**47**	**1,776**	**1,483**
航空							
航空服務及航空飲食							
國泰航空集團					848	848	745
港龍航空公司					37	37	28
飛機工程					121	121	104
貨物處理					169	169	99
	–	**–**	**–**	**–**	**1,175**	**1,175**	**976**
飲料							
香港	626	47				47	37
台灣	501	27	(2)			25	20
美國	1,399	101	(4)			97	55
中國內地		(38)		117		79	58
中央成本		(16)				(16)	(16)
	2,526	**121**	**(6)**	**117**	**–**	**232**	**154**
海洋服務							
修船、地面工程及港口拖船				22		22	18
貨櫃處理				45	141	186	161
擁有及經營船隻	643	160	(4)	13		169	164
	643	**160**	**(4)**	**80**	**141**	**377**	**343**
貿易及實業							
汽車經銷	1,579	68	1			69	51
鞋及成衣經銷	538	47		7		54	40
廢料處理				44		44	37
飲料罐供應				24		24	23
漆油供應				11		11	9
其他業務	133	15	2			17	17
	2,250	**130**	**3**	**86**	**–**	**219**	**177**
總辦事處	**23**	**(28)**	**(154)**	**–**	**–**	**(182)**	**(181)**
分部之間抵銷	**(35)**						**–**
總額	**8,491**	**2,585**	**(660)**	**309**	**1,363**	**3,597**	**2,952**

業務分部之間的銷售以向非聯繫客戶出售同類貨物及服務所收取的市場競爭價格而計算。

(b) 次級報告形式 — 按地區劃分：

	營業總額			營業溢利／(虧損)		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元	**二零零四年 港幣百萬元**	二零零三年 港幣百萬元	二零零三年 港幣百萬元
香港	**4,151**	3,391	9,480	**2,213**	1,605	3,745
亞洲(不包括香港)	**2,221**	1,612	3,639	**88**	48	171
北美洲	**1,476**	1,668	3,233	**124**	179	359
擁有及經營船隻	**643**	569	1,216	**160**	128	310
	8,491	7,240	17,568	**2,585**	1,960	4,585

太古公司集團的業務主要以香港為基地。擁有及經營船隻業務屬國際性，不可歸入特定的地區。

綜合股權變動表

截至二零零四年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
一月一日結算	**68,076**	68,947	68,947
年內物業估值減少	**–**	–	(2,666)
應佔共同控制公司持有投資物業之重估虧損	**–**	–	(69)
現金流量對沖匯兑差額			
— 於本期內確認	**77**	(193)	(617)
— 已確認遞延税項	**(19)**	–	42
投資證券於本期內確認之重估虧損	**(16)**	(57)	(27)
匯兑差額	**39**	–	(11)
未於綜合損益賬確認之盈利／(虧損)淨額	**81**	(250)	(3,348)
本期溢利	**2,952**	1,187	4,922
投資物業重估(盈餘)／虧損			
— 出售時轉撥至營業溢利	**(408)**	(70)	(484)
— 轉撥至財務支出(附註12(b))	**500**	–	–
轉撥至損益賬之現金流量對沖匯兑差額	**98**	(13)	(41)
商譽值重列			
— 因出售附屬、共同控制及聯屬公司	**42**	–	2
— 因減值	**–**	3	6
已付股息	**(1,562)**	(1,378)	(1,868)
購回本公司股份			
— 購回及註銷股份	**–**	(1)	(1)
— 購回溢價	**–**	(59)	(59)
於期末結算	**69,779**	68,366	68,076

綜合現金流量表

截至二零零四年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月 二零零四年 港幣百萬元	截至六月三十日止六個月 二零零三年 港幣百萬元	截至十二月三十一日止年度 二零零三年 港幣百萬元
營運業務			
來自營運之現金	**2,112**	1,942	5,333
已付利息	**(353)**	(424)	(860)
已收利息	**11**	16	48
已付利得稅	**(224)**	(123)	(444)
	1,546	1,411	4,077
共同控制及聯屬公司及投資證券之已收股息	**1,446**	1,070	1,563
來自營運業務之現金淨額	**2,992**	2,481	5,640
投資業務			
購買固定資產	**(516)**	(1,021)	(1,857)
出售固定資產所得款項	**895**	332	1,041
購入現有附屬公司股權	**–**	–	(2)
購入共同控制公司股權及予共同控制公司借款	**(304)**	(56)	(973)
購入聯屬公司股權及予聯屬公司借款	**(225)**	(140)	(257)
出售共同控制公司股權及共同控制公司還款	**1,229**	740	2,748
出售聯屬公司股權及聯屬公司還款	**42**	–	7
出售投資證券之股權及投資證券之還款	**1**	10	42
長期應收款項減少／(增加)	**6**	(1)	–
遞延支出	**(16)**	(39)	(41)
投資業務產生／(使用)之現金淨額	**1,112**	(175)	708
融資前現金流入淨額	**4,104**	2,306	6,348
融資業務			
動用借款及再籌資	**431**	1,097	1,235
償還借款	**(2,178)**	(1,551)	(5,321)
向少數股東償還借款	**(143)**	(116)	(266)
購回本公司股份	**–**	(60)	(60)
已付股息 — 股東	**(1,562)**	(1,378)	(1,868)
— 少數股東權益	**(45)**	(69)	(131)
融資業務使用之現金淨額	**(3,497)**	(2,077)	(6,411)
現金及現金等價物之增加／(減少)	**607**	229	(63)
一月一日結算之現金及現金等價物	**401**	464	464
於期末結算之現金及現金等價物	**1,008**	693	401
組成：			
於三個月內到期之持有至到期非上市證券	**46**	3	32
銀行結存及於三個月內到期之短期存款	**987**	702	374
銀行透支	**(25)**	(12)	(5)
	1,008	693	401

綜合資產負債表

二零零四年六月三十日結算 — 未經審核

	附註	二零零四年六月三十日 港幣百萬元	二零零三年十二月三十一日 港幣百萬元
資產及負債			
非流動資產			
固定資產	8	**65,306**	65,473
共同控制公司		**3,221**	4,311
聯屬公司		**18,153**	17,677
投資證券及長期應收款項		**290**	296
遞延支出		**109**	126
遞延稅項資產		**95**	12
退休福利資產		**162**	154
		87,336	88,049
流動資產			
供出售物業	9	**1,994**	1,822
存貨及進行中工程		**928**	861
貿易及其他應收款項	10	**2,431**	2,485
持有至到期之證券 — 非上市		**46**	32
短期存款及銀行結餘		**987**	374
		6,386	5,574
流動負債			
貿易及其他應付款項	11	**8,292**	8,205
稅項		**241**	281
銀行透支及短期借款 — 無抵押		**613**	1,885
一年內須償還之長期借款及債券		**2,321**	2,821
		11,467	13,192
流動負債淨額		**(5,081)**	(7,618)
資產總額減流動負債		**82,255**	80,431
非流動負債			
永久資本證券		**4,642**	4,642
長期借款及債券		**1,380**	1,325
遞延稅項負債		**916**	891
遞延負債		**137**	127
退休福利負債		**147**	139
		7,222	7,124
少數股東權益		**5,254**	5,231
資產淨值		**69,779**	68,076
資本及儲備			
股本		**919**	919
儲備	12	**68,860**	67,157
股東資金		**69,779**	68,076

綜合損益賬

截至二零零四年六月三十日止六個月 — 未經審核

	附註	截至六月三十日止六個月		截至十二月三十一日止年度
		二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
營業總額	3	**8,491**	7,240	17,568
銷售成本		**(4,406)**	(3,778)	(9,929)
溢利總額		**4,085**	3,462	7,639
其他收益		**108**	14	36
分銷成本		**(1,009)**	(936)	(1,907)
行政開支		**(512)**	(486)	(996)
其他營業開支		**(87)**	(94)	(187)
營業溢利	4	**2,585**	1,960	4,585
財務支出		**(676)**	(238)	(512)
財務收入		**16**	16	48
財務支出淨額	5	**(660)**	(222)	(464)
應佔共同控制公司溢利減虧損		**309**	259	530
應佔聯屬公司溢利減虧損		**1,363**	(171)	1,522
除税前溢利		**3,597**	1,826	6,173
税項	6	**434**	475	872
除税後溢利		**3,163**	1,351	5,301
少數股東權益		**211**	164	379
股東應佔溢利		**2,952**	1,187	4,922
股息				
中期 — 擬派／已付		**888**	490	490
末期 — 擬派		**–**	–	1,562
		888	490	2,052
		港仙	港仙	港仙
每股盈利	7			
'A'股		**192.8**	77.5	321.4
'B'股		**38.6**	15.5	64.3

	二零零四年	二零零三年		
	中期 港仙	中期 港仙	末期 港仙	總額 港仙
每股股息				
'A'股	**58.0**	32.0	102.0	134.0
'B'股	**11.6**	6.4	20.4	26.8

融資來源

於二零零四年六月三十日，已承擔的借款融資及債務證券達港幣一百三十五億三千六百萬元，其中港幣四十九億八千八百萬元或37%仍未動用。此外，本集團未動用的未承擔融資合計港幣三十三億九千一百萬元。於二零零四年六月三十日的資金來源如下：

	可動用 港幣百萬元	已動用 港幣百萬元	未動用 港幣百萬元
已承擔融資			
永久資本證券	4,642	4,642	–
債券	2,321	2,321	–
定息／浮息票據	500	500	–
銀行及其他借款	6,073	1,085	4,988
	13,536	8,548	4,988
未承擔融資			
貨幣市場及其他	3,799	408	3,391

或有債務

於二零零四年六月三十日結算，對共同控制公司的銀行借款及其他負債及對第三方作出的擔保數額為港幣十三億七千三百萬元，二零零三年十二月三十一日結算為港幣十三億七千五百萬元。

衍生工具交易

以太古公司及其附屬公司名義在二零零四年上半年訂立或到期的衍生工具交易摘錄如下：

- 訂立本金港幣二億五千萬元的定息利率掉期交易，將定息付息(太古所付)對換為浮息收款(太古所收)，作為對沖利率風險之用。
- 一項本金港幣五億萬元的浮息利率掉期交易到期，該交易將浮息付息(太古所付)對換為定息付款(太古所收)。

其他列載於二零零三年報告書第38頁的衍生工具交易於二零零四年六月三十日尚未平倉。該報告書亦列述本集團的財務管理政策。

共同控制及聯屬公司之債項

根據香港會計準則，本集團的資產負債表並不包括其共同控制及聯屬公司的債務淨額。下表顯示此等公司於二零零四年六月三十日及二零零三年底的債務淨額狀況。如將共同控制及聯屬公司的債務淨額應佔部分加入太古公司賬目內，債務淨額比率將上升至19%。

	債務淨額		太古公司應佔 債務淨額部分		由太古公司或其附屬 公司擔保之債項	
	二零零四年 六月三十日 港幣百萬元	二零零三年 十二月三十一日 港幣百萬元	**二零零四年 六月三十日 港幣百萬元**	二零零三年 十二月三十一日 港幣百萬元	**二零零四年 六月三十日 港幣百萬元**	二零零三年 十二月三十一日 港幣百萬元
地產部門	**2,153**	2,245	**675**	697	**334**	337
航空部門						
國泰航空	**10,251**	11,111	**4,767**	5,151	**–**	–
香港空運貨站	**1,808**	2,076	**446**	512	**–**	–
港龍航空	**2,091**	1,601	**334**	256	**–**	–
航空部門其他公司	**183**	(51)	**25**	(93)	**8**	8
飲料部門	**(541)**	(575)	**(284)**	(278)	**–**	–
海洋服務部門	**2,781**	2,104	**892**	665	**500**	500
貿易及實業部門	**(442)**	(325)	**(160)**	(124)	**–**	–
	18,284	18,186	**6,695**	6,786	**842**	845

現金流量摘要

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
業務及投資產生之現金淨額：			
來自營運之現金	**2,112**	1,942	5,333
資產變現所得現金*	**2,173**	1,081	3,838
已收股息	**1,446**	1,070	1,563
資本開支及投資**	**(1,061)**	(1,256)	(3,130)
稅項及已付利息淨額	**(566)**	(531)	(1,256)
	4,104	2,306	6,348
已付股東現金及利用外債籌資淨額：			
股份回購	**–**	(60)	(60)
已付股息	**(1,607)**	(1,447)	(1,999)
借款減少	**(1,890)**	(570)	(4,352)
	(3,497)	(2,077)	(6,411)
現金及現金等價物之增加╱(減少)	**607**	229	(63)

* *包括出售固定資產所得款項，出售共同控制及聯屬公司及投資證券之股權及共同控制及聯屬公司及投資證券之還款，及長期應收款項的變動淨額。*

** *包括固定資產及遞延開支的增加、購入附屬、共同控制及聯屬公司及投資證券之股權，及予附屬、共同控制及聯屬公司及投資證券之借款。*

資產變現所得現金主要來自出售住宅物業(尤其是逸樺園、維景灣畔及雅賓利)的售樓收益。其他收入包括出售觀塘汽車服務中心及太古海洋開發公司三艘船隻所得的收益。

資本開支及投資主要為太古廣場三座的建築成本、購買離岸支援船隻及購入國泰航空公司股份。

一項港幣五億元的定息票據及其他銀行借款以來自營運及資產變現的現金償還。

淨債務及資本淨負債比率

二零零四年六月三十日結算的股東資金及少數股東權益總額為港幣七百五十億三千三百萬元(二零零三年十二月三十一日：港幣七百三十三億零七百萬元)。二零零四年六月三十日結算，借款淨額為港幣七十八億二千九百萬元，二零零三年十二月三十一日為港幣一百零一億七千四百萬元。

本集團的資本淨負債比率為10%，二零零三年十二月三十一日則為14%。本集團的借款總額中，88%以定息安排，12%以浮息安排。

貸款總額分析

還款期限

	港幣百萬元	
一年內	2,934	33%
一至兩年	1,367	15%
兩至五年	13	–
五年以上	4,642	52%
	8,956	100%

貨幣

	港幣百萬元	
港幣	5,113	57%
美元	3,457	39%
新台幣	360	4%
其他	26	–
	8,956	100%

貿易及實業部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
營業總額			
太古汽車集團	**1,579**	1,217	2,570
太古資源集團	**538**	387	857
其他附屬公司	**133**	115	247
	2,250	1,719	3,674
營業溢利／(虧損)			
太古汽車集團	**68**	48	106
太古資源集團	**47**	23	55
其他附屬公司及總部成本	**15**	(11)	(36)
	130	60	125
應佔溢利／(虧損)			
太古汽車集團	**51**	32	72
太古資源集團	**36**	18	43
其他附屬公司及總部成本	**17**	(11)	(23)
	104	39	92
應佔共同控制公司除稅前溢利／(虧損)			
太古昇達集團	**44**	38	101
香港皇冠制罐集團	**24**	21	44
卜內門太古漆油公司	**11**	3	17
太古資源集團	**7**	5	12
運動鞋專營權撇賬	**–**	(3)	(6)
	86	64	168
應佔溢利	**177**	98	238

此部門上半年錄得應佔溢利港幣一億七千七百萬元，去年同期則為港幣九千八百萬元。雖然二零零三年第二季爆發非典型肺炎，影響了同期比較的結果，但在此部門的所有營業區域，銷量和溢利均有相當強勁的基本增長。

台灣太古汽車集團二零零四年上半年錄得應佔溢利港幣五千一百萬元，去年同期則為港幣三千二百萬元。福士和奧迪汽車的銷量較去年高12%，但利潤因歐羅強勢而受壓。Kia的銷量較去年高89%，原因是市場對小型車EuroStar反應理想。富豪貨車及巴士在上半年銷量減弱，但預售的訂單強勁。

出售觀塘汽車服務中心獲賬面溢利港幣一千六百萬元。出售該物業後，此部門便完全撤出香港及中國內地汽車貿易業務。

此部門負責經銷及零售運動服裝的**太古資源公司**，上半年表現非常強勁，銷量及溢利較去年同期分別上升39%及122%。該公司在香港經銷十五個品牌，設有店鋪七十五間；在中國內地經銷四個品牌，設有店舖四十一間。該公司的運動用品及服裝銷量增長速度，遠較該公司的傳統鞋類產品為快。展望二零零四年下半年，前景令人鼓舞。

太古糖業公司上半年錄得虧損港幣二百二十萬元，去年同期則錄得虧損港幣二百五十萬元。香港的銷量未有增長，零售利潤面對壓力，但中國內地卻取得良好的銷量增長。

太古國光公司二零零四年上半年錄得虧損港幣二百八十萬元，而去年同期則錄得虧損港幣三百九十萬元。

太古昇達廢料處理公司的溢利高於去年同期，原因是台灣高雄市的廢料回收焚化廠虧損減少。焚化費繼續偏低，但廢物處理量則顯著增加。香港的轉運站及堆填區錄得溢利微升。

香港皇冠制罐集團二零零四年上半年溢利有所改善，原因是中國內地飲料業即使面對鋁價上漲，仍有持續強勁的需求。該公司於河內的製罐業務在強勁的銷量增長下，盈利亦有改善。

卜內門太古漆油公司上半年溢利有所改善。香港的銷量未有增長，但在中國內地因推出一個針對中價大眾化市場的新品牌而使銷量大幅增加63%。該公司亦開始在二級城市加速推廣「多樂士」高級品牌產品。展望二零零四年下半年，前景令人鼓舞，但預期銷量增長速度將會放緩。

海洋服務部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
太古海洋開發公司			
營業總額	**643**	569	1,218
營業溢利	**160**	128	309
應佔溢利	**164**	127	306
應佔共同控制及聯屬公司除稅前溢利			
修船、地面工程及港口拖船	**22**	25	36
貨櫃碼頭業務	**186**	179	378
離岸石油支援服務	**13**	13	23
	221	217	437
應佔溢利	**343**	293	646

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年	二零零三年	二零零三年
船隊規模(船隻數目)			
太古海洋開發公司(包括共同控制公司)	**60**	61	62
香港打撈及拖船公司	**28**	25	26
總數	**88**	86	88
貨櫃碼頭吞吐量(千個標準貨櫃)			
現代貨箱碼頭	**1,965**	1,935	3,991
蛇口集裝箱碼頭	**1,002**	634	1,527
總數	**2,967**	2,569	5,518

此部門於上半年錄得應佔溢利港幣三億四千三百萬元，二零零三年同期則為港幣二億九千三百萬元。

受惠於擴充船隊及出售三艘舊船所得溢利，**太古海洋開發公司**錄得29%的溢利增長。然而，上半年離岸石油開採活動較少，使船隊使用率及日租船費下降，情況以較大型的深水船隻尤其明顯。由於油價持續堅挺，促使開採活動增加，預期在中期內業績將會回升。該公司在過去十八個月內接收了六艘新船，來年將再接收四艘停泊處理拖船，使該公司有足夠準備，隨時應付需求回升。

該公司最近獲得新合約，新的作業地點包括古巴、巴基斯坦及安哥拉，使該公司的全球覆蓋範圍繼續擴大。

香港聯合船塢集團所有部門均錄得較高的營業溢利，但因來自出售船隻的資本利潤減少，以及集團於二零零三年中所收購從事港口拖船業務的附屬公司Australian Maritime Services的市場開發虧損，抵銷了上述的業績提升。

現代貨箱碼頭於二零零四年上半年的吞吐量穩定，但貨物轉口業務比例上升，使收益略為下降，加上在九號碼頭啟用後折舊率增加，減低了香港業務的收益。然而，在中國內地投資之貨櫃碼頭業務帶來的貢獻增加，補償了收益的下降。

預期香港業務的吞吐量及整體溢利在下半年將維持穩定。

蛇口集裝箱碼頭(一期及二期)：由於華南地區經濟增長非常強勁，加上增加了新泊位，蛇口集裝箱碼頭在二零零四年上半年處貨量增加了58%，增幅強勁。貨運費用上升，亦有助改善財務表現，收益及除稅後溢利分別增加88%及87%。下半年前景維持良好。

飲料部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
營業總額*	**2,526**	2,306	5,136
營業溢利	**121**	90	364
應佔共同控制公司除稅前溢利	**117**	112	205
應佔溢利	**154**	113	363

* *營業總額不包括中國內地業務，該等業務全部均為共同控制公司。二零零四年上半年來自中國內地業務的營業總額為港幣二十二億三千九百萬元（二零零三年上半年為港幣十七億八千一百萬元；全年則為港幣三十七億九千八百萬元）。*

分部資料

	營業總額			應佔溢利		
	截至六月三十日止六個月		截至十二月三十一日止年度	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元	**二零零四年 港幣百萬元**	二零零三年 港幣百萬元	二零零三年 港幣百萬元
香港	**626**	584	1,351	**37**	24	127
台灣	**501**	401	997	**20**	3	42
美國	**1,399**	1,321	2,788	**55**	49	142
中國內地	**–**	–	–	**58**	49	86
總辦事處 — 成本	**–**	–	–	**(16)**	(12)	(34)
	2,526	2,306	5,136	**154**	113	363

	截至二零零四年六月三十日止六個月				
	總數	香港	台灣	美國	中國內地
銷量（百萬箱）	224.4	21.7	22.1	38.1	142.5
專營地區人口（百萬人）	422.5	6.8	22.6	5.8	387.3
廠房數目	12	1	2	2	7
僱員數目	13,303	1,172	899	1,748	9,484

飲料部門上半年應佔溢利為港幣一億五千四百萬元，去年同期在非典型肺炎影響下錄得的溢利則為港幣一億一千三百萬元。銷量整體增加21%，帶動所有營業區域取得溢利增長。原料成本上漲及價格競爭對毛利構成壓力，此情況在中國內地及香港尤其明顯。

香港面對龐大的減價壓力，仍有良好的銷量增長。新推出三種主要的非碳酸產品，有助銷量增長。

台灣推出伸延產品及市場推廣活動，為核心品牌帶來新的需求，因而推動當地業務銷量增加19%。銷量增加，加上實施新的分銷措施，有助減低單位生產及分銷成本，足以抵銷原料價格的增幅有餘。

同樣地，**美國**方面推行更有效的採購及訂價策略，抵銷了因油價上漲使原料及運輸費用增加的影響，加上銷量增長達3%，使應佔溢利較去年上升12%。中等卡路里含量的可口可樂「C2」將於下半年推出。

在**中國內地**，因現有品牌推出一系列新包裝及新口味，加上雀巢茶類自二零零三年底推出後成為茶類產品中的重要品牌，使當地銷量上升30%。原料及運輸費用增加以及價格下調，對利潤構成壓力。然而，以現時的銷量趨勢，加上新產品和推廣計劃，應可確保下半年獲得更大的溢利增長。

航空部門 *(續)*

國泰航空公司

營業撮要		截至六月三十日止六個月 二零零四年	二零零三年	變幅
收入乘客千米數	*百萬*	**26,835**	17,277	**+55.3%**
收入乘客運載人次	*千位*	**6,404**	4,019	**+59.3%**
乘客運載率	*%*	**76.1**	64.4	**+11.7個百分點**
乘客收益率	*港仙*	**45.7**	42.8	**+6.8%**
運載貨物	*千噸*	**470**	406	**+15.8%**
貨物及郵件運載率	*%*	**68.7**	69.2	**-0.5個百分點**
貨物及郵件收益率	*港元*	**1.72**	1.72	**–**
每可用噸千米成本	*港元*	**2.07**	2.09	**-1.0%**
除燃料外之每可用噸千米成本	*港元*	**1.62**	1.70	**-4.7%**
飛機使用量	*每日時數*	**11.7**	11.1	**+5.4%**
航班準時表現	*%*	**91.2**	91.7	**-0.5個百分點**

國泰航空公司：國泰航空集團於二零零四年首六個月錄得溢利港幣十七億七千一百萬元，此業績與去年同期在非典型肺炎影響下錄得的港幣十二億四千一百萬元虧損相比，有顯著差別。

客運需求強勁，尤以長途航線最為顯著，令上半年度的客運收益創下新紀錄。乘客收益率上升6.8%至港幣45.7仙，反映商務旅遊復甦，以及美元轉弱帶來貨幣增益。

由於華南地區貨物轉口持續增長，上半年全期香港出口貨運服務需求殷切。運往歐洲、日本及美國等主要航線的貨物量增加，貨物收益率維持於港幣1.72元。

燃油價格暴升，削弱了收益的增長。燃油價格較去年平均上升16.9%。貨運及客運服務暫時收取燃油附加費，但只能抵銷部分成本的增幅。

國泰航空在七月加開一班直航紐約的航班，使紐約航線服務增至每日兩班。此外亦加開航班前往亞洲、澳洲及中東多個航點。前往慕尼黑的貨運服務亦快將推出。國泰亦與俄羅斯航空公司合作，在前往莫斯科的航班上實施代號共享安排，並與「寰宇一家」夥伴西班牙國家航空公司合作推出由阿姆斯特丹往巴塞隆納及馬德里的代號共享服務。

國泰航空已訂購一架波音B747-400型貨機、兩架B777-300型及六架空中巴士A330-300型客機，將於二零零五至二零零七年間付運。訂購更多貨機及長途客機的計劃一旦獲得落實，國泰航空的運作機隊中廣體飛機數目預計可在二零零六年增至一百架以上。

香港華民航空(華民航空)：華民航空提供通宵貨運速遞服務前往亞洲四個目的地，並利用一架濕租短途貨機，自三月起開辦每周五班前往台北的航班。

華民航空錄得的中期溢利較去年同期增加34.2%。由於擴大了網絡，可運載量增加43.6%。運載率上升4.7個百分點，而收益率則下降0.5%。該公司將於二零零四年底至二零零五年初接收六架新的A300-600型貨機。

香港飛機工程公司(港機工程)：港機工程錄得中期溢利港幣二億三千二百萬元，較二零零三年同期增加22%。基地維修設施的工作量維持於高水平，而外勤維修收益亦因香港國際機場的航班數目增加而有所改善。

由於航空公司的飛機使用量在下半年通常較高，預料下半年基地維修市場會略為偏軟。

港機工程旗下的共同控制公司香港航空發動機維修服務有限公司及廈門太古飛機工程有限公司的貢獻下降至港幣一億一千九百萬元，略低於去年，這主要是由於香港航空發動機維修服務公司的工種組合轉變。

港龍航空公司(港龍航空)：港龍航空於二零零四年錄得滿意的中期溢利。該公司於二零零四年首六個月載客二百一十萬人次，乘客運載率增加10.9個百分點至61.3%，惟乘客收益率因推廣活動增加而下降8.0%。

貨運業務於二零零四年表現強勁。該公司運載貨物十四萬七千六百八十噸，較去年同期增加22.3%。貨物收益率增加12.8%，貨物運載率則下降8.6個百分點至74.1%。

該公司在四月開辦前往東京的客運航班。港龍航空機隊於三月增加一架A330型飛機，使機隊截至六月底共有二十七架飛機。該公司將於二零零四年下半年接收一架B747-200型貨機及兩架A320型飛機。

香港空運貨站公司(香港空運貨站)：香港空運貨站繼續錄得非常良好的業績，二零零四年上半年處貨噸數增加16.4%。

國泰航空飲食服務集團：該航空飲食集團因銷量增加而錄得滿意的中期溢利，但市場競爭及食物成本上漲，仍對利潤構成壓力。台北及宿霧的航空飲食設施於二零零四年上半年表現良好。

香港機場地勤服務公司：香港機場地勤服務公司因營業額回復正常水平而錄得良好的中期溢利。

出售投資物業：雅賓利於二零零四年上半年售出13個一般單位及兩個頂層單位，尚有13個單位待售。

酒店：入境旅客量增加，對位於太古廣場的萬豪酒店、港麗酒店及港島香格里拉酒店的入住率和房租水平帶來正面影響。邁阿密文華東方酒店的業績繼續提升，上半年獲得少量營業溢利。

中國內地：太古地產已簽訂一份經修訂的合營協議，使該公司於廣州太古匯綜合商業發展項目的持股量增至97%。預計該項目的工程將於短期內展開。

美國：位於邁阿密碧琪箕的多層住宅大廈The Carbonell興建工程進展順利，該廈共有284個單位，迄今已售出274個，預計將於二零零五年七月竣工。Courts Brickell Key於二零零二年底落成，尚有三個單位待售。Jade Residences的興建工程已接近完成，尚餘兩個單位待售。

太古城仲裁：香港特區政府地政總署就太古城中心四座、三座及一座辦公大樓及太古城海天花園住宅計劃要求補付地價及利息，有關此申索之仲裁於二零零一年一月宣佈判決，政府於是次仲裁得直。終審法院於二零零三年七月拒絕太古地產基於一項法律觀點提出上訴。在二零零四年二月進行了另一次仲裁聆訊後，仲裁人裁定用以釐定辦公大樓補地價數額的估值日期，應為每幢大樓獲發入伙紙之日，而利息應由估值日期起按香港銀行同業拆入息率的三分之二計算。

太古地產與地政總署於過去數月已多番進行商討，以決定太古城中心辦公大樓於各有關估值日期的補地價數額。雙方同意繼續進行有關的商討。如未能達成協議，補地價的數額將由一專家小組決定。

太古公司集團已於二零零零年十二月三十一日結算的賬目中作出港幣四十五億元撥備，其中港幣二億五千萬元與海天花園住宅計劃有關，而港幣四十二億五千萬元則與太古城中心辦公大樓有關。有關海天花園的未決事項現已獲圓滿解決。港幣一億五千一百萬元的補地價已於二零零一年三月繳付，而其利息現已確定為港幣五千八百萬元。因此，之前計入損益賬的港幣二億五千萬元撥備高於實際繳付的款額，其差額港幣四千一百萬元已記入截至二零零四年六月三十日止期間的損益賬。

至於太古城中心三幢辦公大樓，雖然現已確定估值日期、息率及補地價的計息期，但補地價的數額仍有待按照上述程序確定。太古公司認為之前計入賬目的港幣四十二億五千萬元仍足夠抵銷其總現金風險有餘。太古地產與地政總署取得協定後，將港幣二十億二千七百萬元定為向政府支付補地價金額的記賬。至於此款額由各有關估值日期至二零零四年六月三十日的應付補地價利息數額，按仲裁人裁定的息率計算估計約為港幣五億元，此金額已計入截至二零零四年六月三十日止期間的損益賬。二零零零年所作的撥備與此金額之間的差額港幣十七億二千三百萬元將予保留，直至補地價及補地價利息的最終數額獲得確定，若再有任何現金付款，其於重估儲備與該年度損益賬之間的正確分配，亦只會在確定該最終數額後始能決定。

航空部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
除稅前應佔溢利／(虧損)			
聯屬公司			
國泰航空集團*	**848**	(500)	696
香港飛機工程集團	**121**	106	186
港龍航空公司	**37**	(47)	11
香港空運貨站	**169**	119	283
	1,175	(322)	1,176
應佔溢利／(虧損)	**976**	(486)	844

* *此等數據並不包括國泰航空公司應佔香港飛機工程集團、港龍航空公司及香港空運貨站之溢利，該等公司的數據已記入各自的應佔數據內。*

地產部門

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零四年 港幣百萬元	二零零三年 港幣百萬元	二零零三年 港幣百萬元
營業總額			
租金收入總額			
寫字樓	**808**	997	1,920
零售物業	**1,094**	1,035	2,123
住宅	**100**	125	236
其他收入(註)	**42**	36	88
物業投資	**2,044**	2,193	4,367
物業買賣	**274**	350	2,365
出售投資物業	**766**	119	833
營業總額	**3,084**	2,662	7,565
營業溢利			
物業投資	**1,450**	1,576	3,173
物業買賣	**98**	103	213
出售投資物業	**654**	90	558
營業溢利總額	**2,202**	1,769	3,944
應佔共同控制及聯屬公司除稅前溢利	**73**	17	66
應佔溢利	**1,483**	1,361	3,123

註：其他收入主要為屋苑管理費。

投資物業組合 — 總樓面面積(千平方呎)

地點	總面積	寫字樓	科技中心	零售物業	住宅
太古廣場	2,887	1,559	–	711	617
太古坊	4,327	2,516	1,811	–	–
太古城中心	2,751	1,646	–	1,105	–
又一城	1,214	232	–	982	–
其他	841	183	–	585	73
已落成總面積	**12,020**	**6,136**	**1,811**	**3,383**	**690**
發展中及有待發展面積	3,202	3,195	–	7	–
總面積	**15,222**	**9,331**	**1,811**	**3,390**	**690**

香港投資物業：截至二零零四年六月三十日止上半年的租金收入總額為港幣二十億零二百萬元，二零零三年同期則為港幣二十一億五千七百萬元。寫字樓物業組合帶來的收入減少19%，反映需求量低和供應充裕。於二零零四年六月三十日，寫字樓物業組合的空置率約20% ，與二零零三年底相若，港島東的空置率略高於中區，但近月需求及租金水平已見回升。

與二零零三年同期比較，期內零售租金收入略有增加。本地消費及內地遊客數目增加，刺激零售銷量持續上升。

太古廣場三座的興建工程最近已經完成，應可於短期內獲發入伙紙。該項目將提供六十三萬平方呎寫字樓樓面。

華蘭路16號的拆卸工程已經完成，地盤勘測工程將於短期內展開。有關在該處興建約一百五十五萬平方呎辦公大樓的建築圖則已通過審批，但尚未落實何時開始發展這個項目。

香港物業買賣：期內住宅市場表現活躍，銷量及價格銳升。太古地產於逸樺園、逸濤灣和海堤灣畔的餘下單位現已售罄，待售單位尚有東堤灣畔兩個單位及維景灣畔105個單位。

綜合業績

二零零四年上半年股東應佔溢利為港幣二十九億五千二百萬元。此業績遠高於二零零三年上半年在非典型肺炎疫潮影響下所錄得的溢利港幣十一億八千七百萬元。

董事局已於今天宣佈派發中期股息'A'股每股港幣58.0仙(二零零三年為港幣32.0仙)及'B'股每股港幣11.6仙(二零零三年為港幣6.4仙),並定於二零零四年十月五日派發予於二零零四年九月二十日辦公時間結束時名列股東名冊內的股東。股票過戶手續將於二零零四年九月十五日至九月二十日(包括首尾兩天)暫停辦理。

業績評述

地產部門上半年除有經常性租金收入外,還售出投資物業,因而錄得強勁的營業溢利。雖然寫字樓物業組合的租金收入下降,但零售物業租金以及來自酒店的貢獻均有所改善。營業溢利的增幅,因就太古城仲裁補地價所付利息撥備港幣五億元而被部分抵銷,因此應佔溢利較二零零三年同期增加9%,達港幣十四億八千三百萬元。

航空部門錄得應佔溢利港幣九億七千六百萬元,而二零零三年上半年則因非典型肺炎帶來負面影響而錄得虧損港幣四億八千六百萬元。為方便比較,二零零二年上半年錄得的溢利為港幣七億七千九百萬元。運載量的強勁增長,因燃料成本大幅上升而被部分抵銷。

飲料、海洋服務和貿易及實業等部門合共為太古公司帶來的應佔溢利增加至港幣六億七千四百萬元,增幅為34%,其中以貨櫃碼頭業務、太古海洋開發公司、太古汽車公司、太古資源公司,及在中國內地和台灣的太古可口可樂業務佔大部分增幅。

財務

本集團的財務狀況保持穩健,二零零四年六月三十日的資本淨負債比率為10%,上半年利息倍數為3.92倍。未動用的已承擔信貸合共港幣四十九億八千八百萬元。在六月三十日後,太古地產已同意將港幣二十億二千七百萬元定為太古城補地價金額的記賬。

本公司於上半年間購入國泰航空公司16,075,000股股份,總成本為港幣二億二千五百萬元,使本公司對國泰航空的持股量增至46.5%。

展望

下半年來自出售投資物業的溢利可能下降,全年租金收入淨額亦會少於二零零三年,但有日益明顯的跡象顯示,寫字樓需求將會回升,可見二零零五年會有較佳的前景。航空部門目前正受惠於強勁需求,展望可維持良好增長,惟油價持續高企繼續帶來憂慮。預期其他部門下半年亦會有良好表現,而整體而言,展望公司全年業績將令人鼓舞。

主席
何禮泰
香港,二零零四年八月十二日

財務撮要

	附註	截至六月三十日止六個月 二零零四年 港幣百萬元	截至六月三十日止六個月 二零零三年 港幣百萬元	截至十二月三十一日止年度 二零零三年 港幣百萬元
營業總額		**8,491**	7,240	17,568
營業溢利		**2,585**	1,960	4,585
股東應佔溢利		**2,952**	1,187	4,922
來自營運之現金		**2,112**	1,942	5,333
融資前現金流入淨額		**4,104**	2,306	6,348
股東資金及少數股東權益		**75,033**	73,312	73,307
綜合借款淨額		**7,829**	13,505	10,174
		港仙	港仙	港仙
每股盈利	*1*			
'A'股		**192.8**	77.5	321.4
'B'股		**38.6**	15.5	64.3
		港仙	港仙	港仙
每股股息				
'A'股		**58.0**	32.0	134.0
'B'股		**11.6**	6.4	26.8
		港元	港元	港元
每股股東資金				
'A'股		**45.58**	44.71	44.47
'B'股		**9.12**	8.94	8.89
資本淨負債比率 — 百分率	*2*	**10**	18	14
利息倍數	*3*	**3.92**	8.83	9.88
現金利息倍數	*4*	**3.32**	4.88	5.90
股息倍數	*5*	**3.32**	2.42	2.40

附註：

1. *每股盈利乃以期內已發行股數之加權平均數除股東應佔溢利。*
2. *資本淨負債比率為借款淨額對股東資金及少數股東權益之比例。*
3. *利息倍數乃以財務支出淨額除營業溢利。二零零四年上半年財務支出包括一項有關太古城補地價的非經常性支出淨額港幣四億五千九百萬元。*
4. *現金利息倍數乃以財務支出淨額及資本化利息除營業溢利。*
5. *股息倍數乃本期已派及擬派之股息總額除股東應佔溢利。*

註册辦事處

太古股份有限公司
香港金鐘道八十八號
太古廣場二座三十五字樓

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九字樓

網址：http://www.computershare.com.hk

股票托管處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286
U.S.A.

網址：www.adrbny.com
電郵：ADR@bankofny.com

(美國境內免費電話)：1-888-BNY-ADRS (1-888-269-2377)
傳真： 1-212-571-3050

股票代號	'A'	'B'
香港聯合交易所	19	87
ADR	SWRAY	SWRBY

'A'股與'B'股股東除有同等之投票權外，其他權益比例為五比一。

投資者關係

電郵：corporateaffairs@swirepacific.com

公共事務

電郵：publicaffairs@swirepacific.com
電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.swirepacific.com

主要往來銀行

香港上海滙豐銀行有限公司

目錄

本中期報告採用再造紙印刷　設計：Format Limited　www.format.com.hk

太古公司



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二零零四年中期報告